Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

OvaScience, Inc.,
a Delaware corporation;

Orion Merger Sub, Inc.,
a Delaware corporation; and

Millendo Therapeutics, Inc.,
a Delaware corporation

Dated as of August 8, 2018

3.1	Organization	36
3.2	Capitalization	37
3.3	Authority	38
3.4	Non-Contravention; Consents	39
3.5	SEC Filings; Financial Statements	39
3.6	Absence of Changes	41
3.7	Title to Assets	42
3.8	Properties	43
3.9	Intellectual Property	44
3.10	Material Contracts	45
3.11	Absence of Undisclosed Liabilities	46
3.12	Compliance with Laws; Regulatory Compliance	46
3.13	Taxes and Tax Returns	49
3.14	Employee Benefit Programs	51
3.15	Labor and Employment Matters	52
3.16	Environmental Matters	54
3.17	Insurance	54
3.18	Books and Records	55
3.19	Government Programs	55
3.20	Transactions with Affiliates	55
3.21	Legal Proceedings; Orders	55
3.22	Illegal Payments	56
3.23	Inapplicability of Anti-takeover Statutes	56
3.24	Vote Required	56
3.25	No Financial Advisor	56
3.26	Disclosure; Orion Information	56
3.27	No Other Representations or Warranties; Disclaimer of Other Representations and Warranties	57

Section 4.	CERTAIN COVENANTS OF THE PARTIES	57

4.1	Access and Investigation	57
4.2	Operation of Orion’s Business	58
4.3	Operation of the Company’s Business	59
4.4	Negative Obligations	60
4.5	Mutual Non-Solicitation	63

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	69

5.1	Disclosure Documents	69
5.2	Stockholder Approval	70
5.3	Regulatory Approvals	72
5.4	Company Stock Options	73
5.5	Orion Options	74
5.6	Indemnification of Officers and Directors	74
5.7	Additional Agreements	76
5.8	Disclosure	76
5.9	Listing	76
5.10	Tax Matters	76
5.11	Cooperation	77
5.12	Directors	77

5.13	Section 16 Matters	77
5.14	Allocation Certificate	78
5.15	Reverse Split	78
5.16	Preferred Stock	78
5.17	Stockholder Litigation	78
5.18	Termination of Contracts	78
5.19	Net Cash	78
5.20	Termination of Certain Agreements and Rights	78
5.21	Dissolution of Subsidiaries	79
5.22	Employee Health Coverage	79

Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	79

6.1	No Restraints	80
6.2	Stockholder Approval	80
6.3	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	80
6.4	Effective Registration Statement and Proxy Statement	80
6.5	Listing	80

Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ORION AND MERGER SUB	80

7.1	Accuracy of Representations	80
7.2	Performance of Covenants	81
7.3	Consents	81
7.4	Officers’ Certificate	81
7.5	No Company Material Adverse Effect	81
7.6	Company Pre-Closing Financing	81
7.7	FIRPTA Certificate	82
7.8	Other Deliveries	82
7.9	Company Lock-Up Agreements	82
7.10	Preferred Stock Conversion	82
7.11	Termination of Investor Agreements	82

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	82

8.1	Accuracy of Representations	82
8.2	Performance of Covenants	83
8.3	Consents	83
8.4	Documents	83
8.5	No Orion Material Adverse Effect	83
8.6	Other Deliveries	83
8.7	Orion Lock-Up Agreements	83
8.8	Net Cash	83
8.9	Board of Directors	83
8.10	Orion Agreements	83

Section 9.	TERMINATION	83

9.1	Termination	84
9.2	Effect of Termination	86
9.3	Expenses; Termination Fees	86

Section 10.	MISCELLANEOUS PROVISIONS	88

10.1	Non-Survival of Representations and Warranties	88
10.2	Amendment	88
10.3	Waiver	88
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	89
10.5	Applicable Law; Jurisdiction	89
10.6	Attorneys’ Fees	89
10.7	Assignability	89
10.8	Notices	89
10.9	Cooperation	90
10.10	Severability	90
10.11	Other Remedies; Specific Performance	91
10.12	Construction	91

EXHIBITS

Exhibit A	-	Definitions
Exhibit B	-	Form of Orion Voting Agreement
Exhibit C	-	Form of Company Voting Agreement
Exhibit D	-	Form of Lock-Up Agreement
Exhibit E	-	Form of Subscription Agreement
Exhibit F	-	Certificate of Incorporation of the Surviving Corporation
Exhibit G	-	Sample “Net Cash” Calculation
Exhibit H	-	Orion Option Calculation
Exhibit I	-	Bylaws of the Company
Exhibit J	-	Sample “Exchange Ratio” Calculation

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 8, 2018, by and among OVASCIENCE, INC., a Delaware corporation (“Orion”); ORION MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Orion (“Merger Sub”), and MILLENDO THERAPEUTICS, INC., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.                                    Orion and the Company intend to merge Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL.  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Orion.

B.                                    For U.S. federal income tax purposes, Orion, Merger Sub and the Company intend that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement will constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and within the meaning of Section 1.368-2(g) of the Treasury Regulations, and Orion and the Company shall file the statement required by Section 1.368-3(a) of the Treasury Regulations, and (iii) Orion, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

C.                                    The Board of Directors of Orion (i) has determined that the Merger is advisable and in the best interests of Orion and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Orion Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Orion vote to approve the issuance of shares of Orion Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and such other actions as contemplated by this Agreement.

D.                                    The Board of Directors of Merger Sub (i) has determined that the Merger is advisable and in the best interests of Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the sole stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

E.                                     The Board of Directors of the Company (i) has determined that the Merger is advisable and in the best interests of the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of the Company.

F.                                      In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the executive officers, directors and certain stockholders of Orion listed on Schedule I-A hereto, are executing voting agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Orion Voting Agreements”).

G.                                    In order to induce Orion and Merger Sub to enter into this Agreement and to cause the Merger to be consummated, the executive officers, directors and certain stockholders of the Company listed on Schedule I-B hereto, are executing voting agreements in favor of Orion concurrently with the execution and delivery of this Agreement in substantially the form attached hereto as Exhibit C (the “Company Voting Agreements” and, together with the Orion Voting Agreements, the “Voting Agreements”).

H.                                   In order to induce the Company to cause the Merger to be consummated, certain of Orion’s executive officers, directors and holders of shares of Orion Capital Stock and Orion Stock Options listed on Schedule I-C will execute lock-up agreements in favor of the Company prior to the Closing relating to sales and certain other dispositions of shares of Orion Common Stock or certain other securities in substantially the form attached hereto as Exhibit D (the “Orion Lock-up Agreements”).

I.                                        In order to induce Orion and Merger Sub to cause the Merger to be consummated, certain of the Company’s executive officers, directors and holders of shares of Company Capital Stock, Company Stock Options and Company Warrants listed on Schedule I-D will execute lock-up agreements in favor of Orion prior to the Closing relating to sales and certain other dispositions of shares of Company Common Stock or certain other securities in substantially the form attached hereto as Exhibit D (the “Company Lock-up Agreements” and together with the Orion Lock-Up Agreements, the “Lock-Up Agreements”).

J.                                        Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Orion and Merger Sub to enter into this Agreement, certain investors have executed the Subscription Agreement, in the form attached hereto as Exhibit E, with the Company, pursuant to which such investors have agreed to purchase certain shares of Company Capital Stock prior to the Closing in connection with the Company Pre-Closing Financing.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.                                          DESCRIPTION OF TRANSACTION

1.1                         Structure of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2                         Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.  As a result of the Merger, the Company will become a wholly-owned subsidiary of Orion.

1.3                         Closing; Effective Time.  Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Orion and the Company may mutually agree in writing, provided that if all the conditions set forth in Section 6, Section 7 and Section 8 shall not have been satisfied or waived on such second Business Day, then the Closing shall take place on the first subsequent Business Day on which all such conditions shall have been satisfied or waived.  The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Orion and the Company.  The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), or at such later time as may be specified in such Certificate of Merger with the consent of Orion and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4                         Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time:

(a)                                 the Company Charter shall be amended and restated in its entirety to read as set forth on Exhibit F, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)                                 the Orion Charter shall be the certificate of incorporation of Orion as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Orion shall file an amendment to its certificate of incorporation to change the name of Orion to “Millendo Therapeutics, Inc.”;

(c)                                  the Bylaws of the Company shall be amended and restated in their entirety to read as set forth on Exhibit I, and as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL and such Bylaws;

(d)                                 the directors and officers of Orion shall be as set forth in Section 5.12; and

(e)                                  the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Orion as set forth in Section 5.12.

1.5                         Conversion of Shares.

(a)                                 At the Effective Time, by virtue of the Merger and without any further action on the part of Orion, Merger Sub, the Company or any stockholder of the Company:

(i)                                    any shares of Company Capital Stock held as treasury stock prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)                                subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares but including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) shall be converted solely into the right to receive a number of shares of Orion Common Stock equal to the Exchange Ratio.

(b)                                 No fractional shares of Orion Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 1.5(a)(ii), and no certificates or scrip for any such fractional shares shall be issued.  Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Orion Common Stock (after aggregating all fractional shares of Orion Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Orion Common Stock on the Nasdaq market on the date the Merger becomes effective.

(c)                                  All Company Stock Options outstanding immediately prior to the Effective Time under the Company Stock Option Plan outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Orion Common Stock in accordance with Section 5.4. All Company Warrants outstanding immediately prior to the Effective Time shall become exercisable for Orion Common Stock in accordance with their terms.

(d)                                 Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(e)                                  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Orion Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Shares, Company Preferred Stock, Company Warrants and Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.

1.6                         Closing of the Company’s Transfer Books.  At the Effective Time, (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.8(a)) or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.7                         Calculation of Net Cash.

(a)         Not less than five calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Orion will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Orion’s good faith, estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination

Time”) prepared and certified by Orion’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Orion).  Orion shall make available to the Company, as requested by the Company, the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, if requested by the Company, Orion’s accountants and counsel at reasonable times and upon reasonable notice.

(b)         Within three calendar days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Orion (a “Dispute Notice”).  Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation.

(c)          If, on or prior to the Response Date, the Company notifies Orion in writing that it has no objections to the Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 1.7(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(d)         If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Orion and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(e)          If Representatives of Orion and the Company are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 1.7(d) within three calendar days after delivery of the Dispute Notice (or such other period as Orion and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Orion and the Company (the “Accounting Firm”).  Orion shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Orion and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection.  The Company and Orion shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Orion.  The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm.  The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Orion and the Company, shall be final and binding on Orion and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.7(e).  The fees and expenses of the Accounting Firm shall be allocated between Orion and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount.  If this Section 1.7(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 1.7(a), upon resolution of the matter in accordance with this Section 1.7(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Orion or the Company may request a redetermination of Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

(f)                                   Following the final determination of Net Cash in accordance with this Section 1.7, the Orion Valuation shall be adjusted as follows: (x) if Net Cash is within the Orion Collar Range, no adjustment to the Orion Valuation shall be made; (y) if there is an Orion Excess Amount, the Orion Valuation shall be increased dollar-for-dollar by the Orion Excess Amount; and (z) if there is an Orion Deficiency Amount, the Orion Valuation shall be decreased dollar-for-dollar by the Orion Deficiency Amount.

1.8                         Surrender of Certificates.

(a)                                 On or prior to the Closing Date, Computershare Trust Company, N.A. or another reputable bank, transfer agent or trust company selected by Orion and the Company shall be appointed to act as exchange agent in the Merger (the “Exchange Agent”).  At or promptly following the Effective Time, Orion shall deposit with the Exchange Agent certificates representing the shares of Orion Common Stock issuable pursuant to Section 1.5 in exchange for the outstanding Company Common Shares and Company Preferred Stock pursuant to this Section 1.8.  The shares of Orion Common Stock and any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)                                 Promptly after the Effective Time, but no later than three (3) calendar days therefrom, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Capital Stock that was converted into the right to receive merger consideration immediately prior to the Effective Time:  (i) a letter of transmittal in form reasonably acceptable to the Company and Orion and containing such customary provisions (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and; and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Orion Common Stock.  Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Orion:  (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Orion Common Stock that such holder has the right to receive (and cash in lieu of any fractional share of Orion Common Stock) pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled.  Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Orion Common Stock (and cash in lieu of any fractional share of Orion Common Stock).  If any Company Stock Certificate shall have been lost, stolen or destroyed, Orion may, in its discretion and as a condition precedent to the delivery of any shares of Orion Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate.  If any certificates evidencing shares of Orion Common Stock are to be issued in a name other than that in which the surrendered Company Stock Certificate is registered, it shall be a condition of the issuance thereof that the Company Stock Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Company Stock Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a new certificate for shares of Orion Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. Notwithstanding the foregoing, if a Company Stock Certificate is held in electronic form, then surrender of such Company Stock Certificate shall be effected upon delivery to Orion of a confirmation of cancellation of such Company Stock Certificate from Orion’s transfer agent, Solium Capital, Inc. d/b/a CapMx.

(c)                                  No dividends or other distributions declared or made with respect to Orion Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Orion Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate (or complies with the lost stock provisions) in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)                                 Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Orion upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Orion for satisfaction of their claims for Orion Common Stock, cash in lieu of fractional shares of Orion Common Stock and any dividends or distributions with respect to shares of Orion Common Stock.

(e)                                  Each of Orion, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement to any holder of record of any Company Capital Stock immediately prior to the Effective Time, such amounts as are required to be withheld or deducted under the Code or any other state, local or foreign Tax Law with respect to the making of such payment;  provided, however, that before making any such deduction or withholding, Orion shall provide to the Company notice of any applicable payor’s intention to make such deduction or withholding and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding and shall be given at least a commercially reasonable period of time before such deduction or withholding is required in order for the Company to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Authority or execute and deliver to or file with such Governmental Authority or Orion such affidavits, certificates and other documents to afford to the Company and its stockholders reduction of or relief from such deduction or withholding.  To the extent that amounts are so withheld or deducted, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Authority, and such amounts so remitted shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

(f)                                   No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Orion Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9                         Appraisal Rights.

(a)                                 Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares.  Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL.  All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)                                 The Company shall give Orion prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands and Orion shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Orion, or to the extent required by applicable law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

1.10                  Further Action.  If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 2.                                          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Orion and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to Orion (the “Company Disclosure Schedule”).  The Company Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered Sections and subsections contained in this Section 2.  The disclosures in any part or subpart of the Company Disclosure Schedule shall qualify other Sections and subsections in this Section 2 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

2.1                         Organization.

(a)                                 The Company is a corporation, duly organized, validly existing and in good corporate standing under the Laws of Delaware.  The Company has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The certificate of incorporation of the Company (the “Company Charter”) and the bylaws of the Company (the “Company Bylaws”), copies of which have previously been made available to Orion, are true, correct and complete copies of such documents as in effect on the date of this Agreement and the Company is not in violation of any provision thereof.

(b)                                 Each of the Company’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization.  Each of the Company’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The certificate of incorporation and bylaws or equivalent organizational documents of each of the Company’s Subsidiaries, copies of which have previously been made available to Orion, are true, correct and complete copies of such documents as in effect on the date of this Agreement and such Subsidiaries of the Company are not in violation of any provision thereof.

2.2                         Capitalization.

(a)                                 As of the date of this Agreement, the authorized capital stock of the Company consists of 201,400,079 shares of Company Common Stock, 8,924,000 shares of Company Class-1 Common Stock and 102,863,452 shares Company Preferred Stock.  As of the date of this Agreement, there are 9,548,254 Company Common Shares issued and outstanding (of which zero are shares of restricted stock of the Company) and 90,848,515 shares of Company Preferred Stock issued and outstanding.  As of the date of this Agreement, there are no Company Common Shares and no shares of Company Preferred Stock held in the treasury of the Company.  The Company has no Company Common Shares or Company Preferred Stock reserved for issuance other than as described above. The outstanding Company Common Shares and shares of Company Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon the Company at the time at which they were issued and were issued in compliance with the Company Charter and Company Bylaws and all applicable Laws.  Except for (i) the Company Stock Option Plans, (ii) the Company Warrants and (iii) in connection with the Company Pre-Closing Financing, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold any Company Common Shares or any other equity security of the Company or any Subsidiary of the Company or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any Company Common Shares or any other equity security of the Company or any Subsidiary of the Company or obligating the Company or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements.  There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any capital stock of the Company.

(b)                                 Section 2.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all issued and outstanding Company Common Shares and shares of Company Preferred Stock (other than Company Stock Options), on a holder-by-holder basis.

(c)                                  As of the date of this Agreement, there are 8,566,916 shares of Company Common Stock issuable upon exercise of all outstanding Company Stock Options, subject to adjustment on the terms set forth in the Company Stock Option Plans.  Section 2.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Stock Option, (ii) the date each Company Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Company Stock Option, (iv) the expiration date of each such Company Stock Option, (v) the vesting schedule of each such Company Stock Option, (vi) the price at which each such Company Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Company Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Stock Options and (viii) whether and to what extent the exercisability of each Company Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter.

(d)                                 As of the date of this Agreement, there are no shares of Company Common Stock outstanding subject to any vesting schedule or subject to a repurchase option or risk of forfeiture.

(e)                                  As of the date of this Agreement, there are 230,179 shares of Company Common Stock or Company Preferred Stock issuable upon exercise of all outstanding Company Warrants. Section 2.2(e) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Company Warrant, (ii) the date each Company Warrant was issued, (iii) the number, issuer and type of securities subject to each such Company Warrant, (iv) the price at which each such Company Warrant (or each component thereof, if applicable) may be exercised, (v) the number of shares of Company Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Warrant and (vi) whether any consent of the holders of Company Warrants shall be required to exercise or cancel such Company Warrants prior to the Effective Time.

(f)                                   Section 2.2(f) of the Company Disclosure Schedule lists each Subsidiary of the Company as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by the Company and (ii) the jurisdiction of incorporation or organization.  No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements.  There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests.  All of the shares of capital stock of each of the Company’s Subsidiaries (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by the Company free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon the Company or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws. Other than the Company Charter and the Company Bylaws, the Company is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of the Company or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

2.3                         Authority.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining the Company Stockholder Approval.  The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been recommended by, and have been duly and validly adopted and approved by a unanimous vote of, the Board of Directors of the Company.  No other approval or consent of, or action by, the holders of the outstanding securities of the Company, other than the Company Stockholder Approval, is required in order for the Company to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its obligations hereunder.  The Board of Directors of the Company has declared this Agreement advisable, has directed that this Agreement be submitted to the Company Stockholders for adoption and approval and has recommended that the Company Stockholders adopt and approve this Agreement.  Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of the Company or any of its Subsidiaries is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.  All other documents required to be executed by the Company on or prior to the date of this Agreement in connection with the Contemplated Transactions have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

2.4                         Non-Contravention; Consents.

(a)                                 The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Company Charter, the Company Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrance on the Company’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Company Material Contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Company Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 2.4(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 2.4(b) having been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clause (iii) of this Section 2.4(a) for any such conflicts or violations, that have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b)                                 No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Contemplated Transactions, except for (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with this Agreement and the Contemplated Transactions, (iv) such consents, approvals, Orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the Nasdaq Global Market, and (v) such other consents, licenses, permits, Orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

2.5                         Financial Statements.

(a)                                 Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s audited consolidated balance sheet as of December 31, 2017 and

December 31, 2016, and the related consolidated audited statements of operations, cash flows and stockholders equity for the twelve months ended December 31, 2017 and December 31, 2016, together with the notes thereto and the reports and opinions of Ernst &  Young LLP relating thereto, and the unaudited balance sheet of the Company as of June 30, 2018 and the related unaudited statements of operations, cash flow and stockholders’ equity for the six month period then ended (collectively, the “Company Financial Statements”).  The Company Financial Statements (i) complied, or will comply as to form, in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (ii) fairly present, in all material respects, the financial condition and operating results of the Company and its Subsidiaries as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material).  The audited balance sheet of the Company as of December 31, 2017 is hereinafter referred to as the “Company Balance Sheet.”

(b)                                 Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)                                  None of the Company, its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, or internal or external auditor of the Company and its Subsidiaries has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that any of the Company or its Subsidiaries has engaged in questionable accounting or auditing practices.  During the periods covered by the Company Financial Statements, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Board of Directors of the Company or any committee thereof.

(d)                                 During the periods covered by the Company Financial Statements, there have been no: (i) changes in the internal control over financial reporting of the Company and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the Company’s and its Subsidiaries internal control over financial reporting; (ii) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting reported to the Board of Directors of the Company and the external auditors of the Company and its Subsidiaries; or (iii) instances of fraud, whether or not material, involving the management of the Company or its Subsidiaries or other employees of the Company or its Subsidiaries who have a significant role in the internal control over financial reporting of the Company or its Subsidiaries.

2.6                         Absence of Changes.  Since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices.  After the date of the Company Balance Sheet and on or before the date of this Agreement:

(a)                                 there has not been any change, event, circumstance or condition to the Knowledge of the Company that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b)                                 there has been no split, combination or reclassification of any of the outstanding shares of the capital stock of the Company, and the Company has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of the capital stock of the Company;

(c)                                  none of the Company or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d)                                 except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by the Company or its Subsidiaries;

(e)                                  none of the Company or its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $100,000, in the aggregate;

(f)                                   there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any of the Company Intellectual Property;

(g)                                 there has been no notice delivered to the Company or any of its Subsidiaries of any claim of ownership by a third party of any of the Company Intellectual Property owned or developed by the Company or its Subsidiaries, or of infringement by any of the Company or its Subsidiaries of any Third Party Intellectual Property;

(h)                                 except as in the Ordinary Course of Business, there has not been any: (i) grant of any severance or termination pay to any employee of the Company or its Subsidiaries or any Contract entered granting of any severance or termination pay to any employee of the Company or its Subsidiaries; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of the Company or its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants, except in the Ordinary Course of Business consistent with past practices, or as required by any preexisting plan or arrangement set forth in Section 2.6 of the Company Disclosure Schedule; or (iv) termination of any of the officers or key employees of any of the Company or any of its Subsidiaries; and

(i)                                    there has not been any agreement to do any of the foregoing.

2.7                         Title to Assets.  Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it.  All of said non-leased properties and assets are owned by the Company or a Subsidiary of the Company free and clear of any Encumbrances, except for:  (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet; and (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and its Subsidiaries, taken as a whole and (iii) Encumbrances described in Section 2.7 of the Company Disclosure Schedule.

2.8                         Properties.

(a)                                 Section 2.8(a) of the Company Disclosure Schedule identifies (x) the street address of each parcel of Company Leased Real Property, (y) the identification of the Company Lease and the Company Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Company Leased Real Property.  With respect to each Company Lease, except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i)                                    the Company Leases and the Company Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and the Company or a Subsidiary of the Company, as applicable, holds a valid and existing leasehold interest under such Company Leases free and clear of any Encumbrances except Permitted Encumbrances.  The Company and its Subsidiaries have delivered or made available to Orion full, complete and accurate copies of each of the Company Leases and all Company Ancillary Lease Documents described in Section 2.8(a)(i) of the Company Disclosure Schedule;

(ii)                                none of the Company Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii)                            the Company Leases and all Company Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv)                             with respect to each of the Company Leases, none of the Company or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Company Lease or Company Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v)                                 none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Leases or Company Ancillary Lease Documents is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Company Leases or any Company Ancillary Lease Documents;

(vi)                             no party to the Company Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Company Leases; and

(vii)                         none of the Company or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Company Leases or any Company Ancillary Lease Documents.

(b)                                 The Company and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Company Intellectual Property, necessary to conduct the Company Business, except for Permitted Encumbrances.  The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Company and its Subsidiaries as now used, possessed and controlled by the Company or its Subsidiaries, as applicable.

(c)                                  The Company Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in connection with the conduct of the Company Business.

(d)                                 None of the Company or its Subsidiaries has any Company Owned Real Property, nor is any of the Company or its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

2.9                         Intellectual Property.

(a)                                 Section 2.9(a) of the Company Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Patents”), registered and material unregistered Marks owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Marks”) and registered and material unregistered Copyrights owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (“Company Copyrights”), (ii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries is granted rights by others in the Company Intellectual Property (“Company Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which the Company or any of its Subsidiaries has granted rights to others in the Company Intellectual Property (“Company Licenses-Out”).

(b)                                 With respect to the Company Intellectual Property (i) purported to be owned by the Company or any of its Subsidiaries, the Company or one of its Subsidiaries exclusively owns such Company Intellectual Property and (ii) licensed to the Company or any of its Subsidiaries by a third party (other than commercial off the shelf software or materials transfer agreements), such Company Intellectual Property are the subject of a written license or other written agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Encumbrances, other than Encumbrances resulting from the express terms of a Company License-In or Company License-Out or Permitted Encumbrances granted by the Company or any of its Subsidiaries.  The Company and Subsidiaries have full title and ownership of, or are duly licensed under or otherwise authorized to use all Company Intellectual Property necessary to enable to carry on the Company Business, free and clear of any Encumbrances (other than Permitted Encumbrances), and without any conflict with or infringement upon the rights of others.

(c)                                  To the Knowledge of the Company, all Company Intellectual Property owned by and all Company Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and renewal applications).  To the Knowledge of the Company, all Company Patents, Company Marks and Company Copyrights, and all Company Intellectual Property and/or proprietary rights relating to any of the foregoing are valid and enforceable by Company and its Subsidiaries. Neither the Company nor any Subsidiary has transferred ownership of any Intellectual Property that is or was Company Intellectual Property, to any third party, or knowingly permitted the Company’s or any Subsidiary’s rights in any Intellectual Property that is or was Company Intellectual Property to enter the public domain or, with respect to any Intellectual Property for which the Company or any Subsidiary has submitted an application or obtained a registration, lapse (other than through the expiration of Company Intellectual Property at the end of its maximum statutory term). None of the Company Licenses-In and Company Licenses-Out grant any third party exclusive rights to or under any Company Intellectual Property or grants any third party the right to sublicense any Company Intellectual Property.

(d)                                 To the Knowledge of the Company, each Company Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no known misjoinder or nonjoinder of inventors.

(e)                                  No Company Patent is now involved in any interference, reissue, re examination or opposition proceeding; to the Knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent; all products made, used or sold under the Company Patents have been marked with the proper patent notice.

(f)                                   There are no pending or, to the Knowledge of the Company, threatened in-writing claims against the Company or any of its Subsidiaries or any of its employees alleging that any of the operation of the Company Business or any activity by the Company or any of its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Company Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property (“Third Party Intellectual Property”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity or that any Company Intellectual Property is invalid or unenforceable. Neither the Company nor any Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) that involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property right. Neither the Company nor any Subsidiary has received any communication that involves an offer to license or grant any other rights or immunities under any Third Party Intellectual Property. To the Knowledge of the Company, the Company and the Subsidiaries have no Liability for infringement or misappropriation of any Third Party Intellectual Property or for unfair competition or unfair trade practices under the Laws of any jurisdiction.

(g)                                 To the Knowledge of the Company, the operation of the Company Business, including, without limitation, the Company’s or any Subsidiary’s use of any product, device or process used in the Company Business, any activity by the Company or any of its Subsidiaries, and the design, development, manufacture, use, marketing, licensing, distribution, provision, importation, offer for sale and/or sale of any Company Product does not and will not infringe or violate (and has not in the past infringed or violated) any Third Party Intellectual Property, does not and will not constitute a misappropriation of (and has not in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property, and does not, will not constitute and has not in the past constituted unfair competition or unfair trade practices under the Laws of any jurisdiction. To the Knowledge of the Company, there is no substantial basis for a claim that the operation of the Company Business, including, without limitation, the Company’s or any Subsidiary’s use of any product, device or process used in the Company Business, any activity by the Company or any of its Subsidiaries, and the design, development, manufacture, use, marketing, licensing, distribution, provision, importation, offer for sale and/or sale of any Company Product infringes or violates, will infringe or violate (or in the past infringed or violated) any Third Party Intellectual Property or constitutes or will constitute a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property or constitutes, will constitute or has in the past constituted unfair competition or unfair trade practices under the Laws of any jurisdiction.

(h)                                 None of the Company or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; none of the Company or any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict the rights of the Company or any of its Subsidiaries to use any Intellectual Property, (ii) restrict the Company Business, in order to accommodate a third party’s Intellectual Property, or (iii) permit third parties to use any Company Intellectual Property.

(i)                                    All former and current consultants and contractors who have independently or jointly contributed to the conception, reduction to practice, creation or development of any Company Intellectual Property and all former and current employees of the Company or any of its Subsidiaries have executed written instruments with the Company or one or more of its Subsidiaries that assign to the Company, all rights, title and interest in and to any and all of all such third party’s Intellectual Property in such contribution, including, without limitation, (i) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Company Business or any of the products or services being researched, developed, manufactured or sold by the Company or any of its Subsidiaries or that may be used with any such products or services and (ii) Intellectual Property relating thereto, and no such third party has retained any rights or licenses with respect to such contributions or any Company Intellectual Property; in each case where a Company Patent is held by the Company or any of its Subsidiaries by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(j)                                    To the Knowledge of the Company, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Company Intellectual Property or the rights of the Company or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Company Intellectual Property or the subject matter thereof.

(k)                                 The Company and its Subsidiaries have taken reasonable security measures to protect and preserve the secrecy, confidentiality and value of all Trade Secrets owned by the Company or any of its Subsidiaries or used or held for use by the Company or any of its Subsidiaries in the Company Business (the “Company Trade Secrets”), including, without limitation, causing each former and current employee and consultant of the Company and its Subsidiaries and any other person with access to Company Trade Secrets to execute a binding written confidentiality agreement, copies or forms of which have been provided to Orion and, to the Knowledge of the Company, there has not been any breach by any party to such confidentiality agreements. All current and former employees and consultants of the Company and the Subsidiaries having access to confidential or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such confidential or proprietary information, to the extent required by such customers and business partners.

(l)                                    Following the Effective Time, the Surviving Corporation will have the same rights and privileges in the Company Intellectual Property as the Company and its Subsidiaries had in the Company Intellectual Property immediately prior to the Effective Time; and the Surviving Corporation (as wholly-owned by Orion) will be permitted to exercise all of the Company’s and the Subsidiaries’ rights under the Company Licenses-In and Company Licenses-Out to the same extent the Company and the Subsidiaries would have been able to had the Contemplated Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any Subsidiary would otherwise be required to pay. Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement or the consummation of the Contemplated Transactions will (i) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company Intellectual Property, or impair the right of Orion, the Company or any Subsidiary, or the Surviving Corporation to use, possess, sell or license any Company Intellectual Property or portion thereof; (ii) cause the Company or any Subsidiary to breach any Company Licenses-In or Company Licenses-Out; (iii) result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to the Company Licenses-In or Company Licenses-Out; or (iv) give any non-Company party to any Company Licenses-In or Company Licenses-Out the right to do any of the foregoing. After the Closing all Company Intellectual Property will be fully transferable, alienable or licensable by Orion without restriction and without payment of any kind to any third party.

(m)                             To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(n)                                 Except as provided in Section 2.9(n) of the Company Disclosure Schedule, no (i) government funding, (ii) facilities of a university, college, other educational institution or research center, or (iii) funding from any Person (other than funds received in consideration for shares of Company Capital Stock) was used in the development of the Company Intellectual Property. No current or former employee of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee was also performing services for the Company or any Subsidiary.

2.10                  Material Contracts.  Section 2.10 of the Company Disclosure Schedule lists the following Company Material Contracts in effect as of the date of this Agreement:

(a)                                 the Company Leases and the Company Ancillary Lease Documents;

(b)                                 for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by the Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(c)                                  for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Company or any of its Subsidiaries of, or pursuant to which in the last year the Company or any of its Subsidiaries received, in the aggregate, $100,000 or more;

(d)                                 that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(e)                                  relating to Indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $100,000 in the aggregate;

(f)                                   severance or change-in-control Contracts;

(g)                                 which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of the Company or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Corporation, Orion or any Affiliate of Orion, is or would be conducted, or (ii) the scope of the business and operations of the Company and its Subsidiaries, taken as a whole;

(h)                                 in respect of any Company Intellectual Property that provides for annual payments of, or pursuant to which in the last year the Company or any of its Subsidiaries paid or received, in the aggregate, $100,000 or more;

(i)                                    containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

(j)                                    with any Governmental Authority;

(k)                                 any Contract with (a) an executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries);

(l)                                    any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(m)                             relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of the Company or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

(n)                                 any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $100,000.

The Company has delivered or made available to Orion accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto.  There are no material Company Contracts that are not in written form.  Neither the Company nor any Subsidiary of the Company has, nor to the Company’s Knowledge, has any other party to a Company Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (n) above or any Company Contract listed in Section 2.14 or Section 2.15 of the Company Disclosure Schedule (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to:  (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.  The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Subsidiary of the Company, or the Surviving Corporation to any Person under any Company Material Contract or give any Person the right to terminate or alter the provisions of any Company Material Contract.  No Person is renegotiating any material amount paid or payable to the Company or any of its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.11                  Absence of Undisclosed Liabilities.  Neither the Company nor any Subsidiary of the Company has any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for:  (a) Liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (b)  current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Balance Sheet, each of which is under $100,000 individually; (c) Liabilities for performance of obligations of the Company or any Subsidiary of the Company under Contracts (other than for breach thereof); and (d) Liabilities described in Section 2.11 of the Company Disclosure Schedule.

2.12                  Compliance with Laws; Regulatory Compliance.

(a)                                 Each of the Company and its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of Company and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to the Company or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing an intention to conduct an investigation which, in either case, would reasonably be expected to have a material and adverse impact on the Company or any of its Subsidiaries.

(b)                                 Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries and their respective employees and agents hold, to the Knowledge of Company, all permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or Manufacturing of any of the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary (the “Company Products”) (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company and each of its Subsidiaries as currently conducted (the “Company Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the Public Health Service Act of 1944, as amended (“PHSA”), and the regulations of the FDA promulgated thereunder.  Notwithstanding the foregoing, it is acknowledged that no Company Product is a marketed product or has received marketing approval and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and/or approvals will be required before any Company Product may be marketed.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Company Permits are valid, and in full force and effect.  Since January 1, 2016, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is in compliance in all material respects with the terms of all Company Permits. No event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                  None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Company Regulatory Agency.  None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has engaged in any activity that would result in a material violation under applicable U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act (“HIPAA”), and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that relates to an alleged violation of any Health Care Law.  None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b) or any similar Law. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof: (i) has ever been excluded, suspended, sanctioned or otherwise declared ineligible to participate in any federal health care program under 42 CFR § 1001.601, or any similar Law, nor is any such exclusion, suspension or other sanction threatened; or (ii) has ever been convicted of a criminal offense related to the provision of health care items or services. There are no Orders or similar actions to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or Representative thereof, are bound or which relate to Company Products, or alleged violation of any Health Care Law.

(d)                                 Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Company Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging, distribution and promotion of the Company Products. To the Knowledge of the Company, all required pre-clinical toxicology studies conducted by or on behalf of the Company or its Subsidiaries and Company-sponsored clinical trials (or clinical trials sponsored by the Company or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice.  The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Orion.  To the Knowledge of the Company, each clinical trial conducted by or on behalf of the Company or any of its Subsidiaries with respect to Company Products has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practice, informed consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11.  Each of the Company and its Subsidiaries has filed all required notices (and made available to Orion copies thereof) of adverse drug experiences, injuries or deaths arising from clinical trials conducted by or on behalf of the Company or any of its Subsidiaries with respect to such Company Products.

(e)                                  All applications, submissions, information and data utilized by any the Company or any of its Subsidiaries as the basis for, or submitted by or on behalf of the Company or any of its Subsidiaries in connection with any and all requests for a Company Permit relating to the Company or any of its Subsidiaries, when submitted to the FDA or any other Company Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or any other Company Regulatory Agency.

(f)                                   None of the Company or its Subsidiaries nor, to the Knowledge of the Company, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Company Regulatory Agency has initiated, or threatened to initiate, any Action to suspend or place restrictions on any clinical trial, suspend or terminate any Investigational New Drug Application or comparable Clinical Trial Application sponsored by the Company or any of its Subsidiaries or otherwise restrict the pre-clinical research related to or clinical study of any Company Product or any drug product being developed by any licensee or assignee of the Company Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Company Product.  None of the Company or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Company Products.  To the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)                                 The Company and each of its Subsidiaries are, and have been for the past six (6) years, in compliance with the requirements of: (i) all applicable privacy and security Laws governing health information; and (ii) all contractual obligations concerning the collection, use, storage and disclosure of health information. To the Knowledge of the Company there has been no unauthorized use, access, modification or disclosure of health information, including any Breach of “Unsecured Protected Health Information,” as those terms are defined by HIPAA, by the Company, any of its Subsidiaries, or any of their respective clinical trial sites. The Company and each of its Subsidiaries is not now, and has never been, subject to HIPAA and is not a party to any business associate agreement, as defined by HIPAA.

(h)                                 The Company and its Subsidiaries have made available to Orion true,

correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Company Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Company Regulatory Agency.  The Company and its Subsidiaries have made available to Orion for review all material correspondence to or from the FDA or any other Company Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Company Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or any other Company Regulatory Agency, or prepared by the FDA or any other Company Regulatory Agency or which bear in any way on the Company’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Company Regulatory Agency, or on the likelihood or timing of approval of any Company Products.

2.13                  Taxes and Tax Returns.

(a)                                 Each income and other material Tax Return required to be filed by, or on behalf of, the Company or any of its Subsidiaries, has been filed.  Each such Tax Return was true, correct and complete in all material respects.

(b)                                 Each of the Company and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all income and other material Taxes due and owing by the Company and its Subsidiaries, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c)                                  The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of December 31, 2017, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(d)                                 Section 2.13(d) of the Company Disclosure Schedule lists all federal, state, local and foreign income and other material Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.  The Company has delivered to Orion correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its Subsidiaries since December 31, 2015.

(e)                                  There are no liens for Taxes (other than any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(f)                                   None of the Company or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return that has not been filed or with respect to any material Tax assessment or deficiency.

(g)                                 None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

(h)                                 There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return or material Tax of the Company or any of its Subsidiaries.

(i)                                    None of the Company or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority that have not been resolved or paid in full.

(j)                                    In the past three (3) years, none of the Company or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k)                                 None of the Company or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes).

(l)                                    None of the Company or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was the Company or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise pursuant to applicable Law.

(m)                             The taxable year of the Company and its Subsidiaries for all income Tax purposes is the fiscal year ended December 31, and each of the Company or any of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n)                                 The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)                                 No Subsidiary of the Company that was organized outside of the United States (i) would be required to take into account a material amount of income pursuant to Section 951 or Section 951A of the Code if the taxable year of such Subsidiary ended on the Closing Date (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p)                                 None of the Company or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(q)                                 None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)                                    change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)                                “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii)                            intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv)                             installment sale or open transaction disposition made on or prior to the Closing Date;

(v)                                 prepaid amount received on or prior to the Closing Date;

(vi)                             election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

(vii)                         election pursuant to Section 965(h) of the Code.

(r)                                  Within the past 6 years, no written claim has been made by any Taxing Authority that the Company or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

(s)                                   None of the Company or its Subsidiaries has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.14                  Employee Benefit Programs.

(a)                                 Section 2.14(a) of the Company Disclosure Schedule sets forth a list of every material Employee Program maintained by Company or any Subsidiary (the “Company Employee Programs”).

(b)                                 Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination.  To the Knowledge of the Company, no event or omission has occurred that would reasonably be expected to cause any Company Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c)                                  To the Knowledge of the Company, there is no material failure of any party to comply with any Laws applicable with respect to the Company Employee Programs.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any

Company Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to operate and administer the Company Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non-deductible contribution.  No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any such Company Employee Program.  All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Company Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

(d)                                 Neither the Company nor any ERISA Affiliate of the Company has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan.  None of the Company Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

(e)                                  Each Company Employee Program may be amended, terminated, or otherwise discontinued by Orion after the Effective Time in accordance with its terms without material liability to the Company, Orion or any of their respective Subsidiaries.

(f)                                   None of the Company or any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, or employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions.  There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would give rise to any parachute payment subject to Section 280G of the Code, nor has Company made any such payment, and the consummation of the transactions contemplated herein shall not obligate Company or any other entity to make any parachute payment that would be subject to Section 280G of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(g)                                 Each Company Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects.  No stock option granted under any Company Stock Option Plan that is intended to be exempt from the application of Section 409A of the Code has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option (in each case, within the meaning of Section 409A of the Code).  No payment to be made under any Company Employee Program is, or would reasonably be expected to be, subject to the penalties of Section 409A(a)(1) of the Code and neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(h)                                 For purposes of this Section 2.14:

(i)                                    An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii)                                An entity is an “ERISA Affiliate” of Company if it would have ever been considered a single employer with Company under ERISA Section 4001(b) or part of the same “controlled group” as Company for purposes of ERISA Section 302(d)(8)(C).

2.15                                          Labor and Employment Matters.

(a)                                 None of the Company or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization.  To the Knowledge of the Company, none of the Company or any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving the Company or any of its Subsidiaries.

(b)                                 Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or any of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, and wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) none of the Company or any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Company Business and classified by the Company or any of its Subsidiaries as other than an employee or compensated other than through wages paid by the Company or any of its Subsidiaries through its respective payroll department (“Company Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or Company Contingent Workers; (iii) there are no outstanding grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of the Company or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Authority; (v) none of the Company or any of its Subsidiaries is, or within the last three (3) years has been, subject to any Order by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) each of the Company or any of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of the Company or any of its Subsidiaries are employed at-will and no such employees are subject to any contract with the Company or any of its Subsidiaries or any policy or practice of the Company or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by the Company or any of its Subsidiaries; (viii) to the extent that any Company Contingent Workers are employed, each of the Company or any of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) the Company and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, its state law equivalents, and all other relevant Laws; and (xi) there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or its Subsidiaries under any workers’ compensation policy or long-term disability policy. None of the Company or any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to the Company or any of its Subsidiaries.

(c)                                  Section 2.15(c)(i) of the Company Disclosure Schedule contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions.  Section 2.15(c)(ii) of the Company Disclosure Schedule also contains a complete and accurate list of all current Company Contingent Workers, showing for each Company Contingent Worker such individual’s role in the Company Business and fee or compensation arrangements.

2.16                  Environmental Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)                                 the Company and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Company Leased Real Property;

(b)                                 none of the Company or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by the Company or its Subsidiaries at or on the Company Leased Real Property that requires reporting, investigation or remediation by the Company or its Subsidiaries pursuant to any Environmental Law;

(c)                                  none of the Company or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of the Company, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d)                                 to the Knowledge of the Company, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Company Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or its Subsidiaries pursuant to any Environmental Law.

2.17                  Insurance. The Company has delivered or made available to Orion accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries.  Each of such insurance policies is in full force and effect and Company and each of its Subsidiaries are in compliance with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither the Company nor any Subsidiary of the Company has received any notice or other communication regarding any actual or possible:  (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any Subsidiary of the Company.  All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of its Subsidiaries was, as of the date of such provision, accurate and complete.  The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Company or any Subsidiary of the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Subsidiary of the Company of its intent to do so.

2.18                                          Books and Records.  Each of the minute and record books of the Company has been made available to Orion and contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of the Company, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted.  Each of the stock certificate books, registers of stockholders and other corporate registers of the Company comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

2.19                                          Government Programs.  No agreements, loans, funding arrangements or assistance programs are outstanding in favor of the Company or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of the Company, no basis exists for any Governmental Authority to seek payment or repayment from the Company or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of the Company or any of its Subsidiaries, under any such program.

2.20                                          Transactions with Affiliates.  Section 2.20 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2015, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of the Company or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.21                                          Legal Proceedings; Orders.

(a)                                 Except as set forth on Section 2.21 of the Company Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding:  (i) that involves the Company or any Subsidiary of the Company, any director or officer of the Company (in his or her capacity as such) or any of the material assets owned or used by the Company and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.  To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.  With regard to any Legal Proceeding set forth on Section 2.21 of the Company Disclosure Schedule, the Company has provided Orion or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding.  The Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b)                                 There is no Order to which the Company or any Subsidiary of the Company, or any of the material assets owned or used by the Company or any Subsidiary of the Company, is subject.  To the Knowledge of the Company, no officer or other key employee of the Company or any Subsidiary of the Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company Business or to any material assets owned or used by the Company or any Subsidiary of the Company.

2.22                                          Illegal Payments.  None of the Company or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder.  None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party acting on behalf of the Company or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist the Company, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, the Company or any of its Subsidiaries.  For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

2.23                                          Inapplicability of Anti-takeover Statutes.  The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions.  No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the other Contemplated Transactions.

2.24                                          Vote Required.  The affirmative vote (or action by written consent) of (i) the holders of a majority of the Company Common Shares and Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), and (ii) the holders of at least a majority of the outstanding shares of the Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), in each case as outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Company Stockholder Approval”), is the only vote or consent of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, and approve the Merger, the Contemplated Transactions and the other matters set forth in Section 5.2(a) of this Agreement.

2.25                                          No Financial Advisor.  No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

2.26                                          Subscription Agreement.  The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement.  Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement or a term sheet for a convertible promissory note financing.  The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.  The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.  No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement.  There are no conditions precedent related to the consummation of the Company Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreement (or any other Pre-Closing Financing Agreements). To the Knowledge of the Company, the proceeds of the Company Pre-Closing Financing will be made available to the Company prior to the consummation of the Merger.

2.27                                          Disclosure; Company Information. The information relating to the Company and its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to the Company and its Subsidiaries (including any Company Financial Statements) will not, on the date the Proxy Statement is first mailed to the Orion Stockholders or at the time of the Orion Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Orion and Merger Sub or any of their Representatives for inclusion in the Registration Statement or Proxy Statement.

2.28                                          No Other Representations or Warranties; Disclaimer of Other Representations and Warranties.  The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Orion and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and any such other representations and warranties are hereby expressly disclaimed, and none of the Company or its Representatives is relying on any representation or warranty of Orion or Merger Sub except for those expressly set forth in this Agreement, (b) no Person has been authorized by Orion or Merger Sub to make any representation or warranty relating to Orion or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Orion or Merger Sub, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Section 3.                                          REPRESENTATIONS AND WARRANTIES OF ORION AND MERGER SUB

Orion and Merger Sub represent and warrant to the Company as follows, except as set forth in (x) the Orion SEC Reports filed prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) solely to the extent that any information is reasonably apparent from a review of such Orion SEC Reports, (B) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (C) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (y) the written disclosure schedule delivered by Orion to the Company (the “Orion Disclosure Schedule”).  The Orion Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3.  The disclosures in any part or subpart of the Orion Disclosure Schedule shall qualify other Sections and subsections in this Section 3 only to the extent it is reasonably apparent from the face of the disclosure that such disclosure is applicable to such other Sections and subsections herein.

3.1                         Organization.

(a)                                 Orion is a corporation, duly organized, validly existing and in good corporate standing under the Laws of the State of Delaware.  Orion has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  Orion is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have an Orion Material Adverse Effect.  The Orion Charter and Orion Bylaws, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Orion is not in violation of any provision thereof.

(b)                                 Merger Sub is a corporation duly incorporated, validly existing and in good corporate standing under the Laws of the State of Delaware.  Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions.  All of the issued and outstanding capital stock of Merger Sub, which consists of 1,000 shares of Common Stock, $0.001 par value, is validly issued, fully paid and non-assessable, and is owned, beneficially and of record, by Orion, free and clear of any claim, lien, Encumbrance, or agreement with respect thereto.  Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.  The

Certificate of Incorporation and Bylaws of Merger Sub, copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and Merger Sub is not in violation of any provision thereof.

(c)                                  Each of Orion’s Subsidiaries is a corporation or legal entity, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization.  Each of Orion’s Subsidiaries has all requisite corporate power or other power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  Each of Orion’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have an Orion Material Adverse Effect.  The certificate of incorporation and bylaws or equivalent organizational documents of each of Orion’s Subsidiaries (other than Merger Sub), copies of which have previously been made available to the Company, are true, correct and complete copies of such documents as currently in effect and such Subsidiaries of Orion are not in violation of any provision thereof.

3.2                         Capitalization.

(a)                                 As of the date of this Agreement, the authorized capital stock of Orion consists of 100,000,000 shares of Orion Common Stock and 5,000,000 shares Orion Preferred Stock.  As of the date of this Agreement, there are 35,789,006 shares of Orion Common Stock issued and outstanding and no shares of Orion Preferred Stock issued and outstanding.  As of the date of this Agreement, there are no shares of Orion Common Stock and no shares of Orion Preferred Stock held in the treasury of Orion.  Orion has no shares of Orion Common Stock or Orion Preferred Stock reserved for issuance other than as described above. The outstanding shares of Orion Common Stock have been duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon Orion at the time at which they were issued and were issued in compliance with the Orion Charter and Orion Bylaws and all applicable Laws.  Orion does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for Orion to issue, deliver, or sell, or cause to be issued, delivered, or sold any shares of Orion Common Stock or any other equity security of Orion or any Subsidiary of Orion or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase, or otherwise receive any shares of Orion Common Stock or any other equity security of Orion or any Subsidiary of Orion or obligating Orion or any such Subsidiary to grant, extend, or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or any other similar agreements.  There are no registration rights, repurchase or redemption rights, anti-dilutive rights, voting agreements, voting trusts, preemptive rights or contractual restrictions on transfer relating to any capital stock of Orion. Other than the Orion Charter and Orion Bylaws, Orion is not a party to or bound by or subject to any stockholder agreement or other agreement governing the affairs of Orion or the relationships, rights and duties of stockholders and is not subject to a stockholder rights plan or similar plan.

(b)                                 As of the date of this Agreement, there are 8,297,909 shares of Orion Common Stock authorized for issuance under the Orion Stock Option Plans, of which: (i) 4,505,312 shares of Orion Common Stock are issuable upon exercise of all outstanding Orion Stock Options, subject to adjustment on the terms set forth in the Orion Stock Option Plans, (ii) 2,416,422 shares of Orion Common Stock remain available for issuance under the Orion Stock Option Plans and (iii) 629,436 shares of Orion Common Stock have been issued pursuant to the exercise of Orion Stock Options.  Section 3.2(b) of the Orion Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of (i) the name of the holder of each Orion Stock Option, (ii) the date each Orion Stock Option was granted, (iii) the number, issuer and type of securities subject to each such Orion Stock Option and the Orion Stock Option Plan pursuant to which such option was issued, (iv) the expiration date of each such Orion Stock Option, (v) the vesting schedule of each such Orion Stock Option, (vi) the price at which each such Orion Stock Option (or each component thereof, if applicable) may be exercised, (vii) the number of shares of Orion Common Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Orion Stock Options, (viii) whether and to what extent the exercisability of each Orion Stock Option will be accelerated upon consummation of the Contemplated Transactions or any termination of employment thereafter and (ix) post-termination exercise periods.  Orion does not have any outstanding restricted stock or restricted stock units.

(c)                                  Section 3.2(c) of the Orion Disclosure Schedule lists each Subsidiary of Orion, other than Merger Sub, as of the date of this Agreement and indicates for each such Subsidiary as of such date (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by Orion and (ii) the jurisdiction of incorporation or organization.  No Subsidiary of Orion has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, or agreements of any character calling for it to issue, deliver, or sell, or cause to be issued, delivered, or sold any of its equity securities or any securities convertible into, exchangeable for, or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, or other similar agreements.  There are no outstanding contractual obligations of any Subsidiary of Orion to repurchase, redeem, or otherwise acquire any of its capital stock or other equity interests.  All of the shares of capital stock of each of the Subsidiaries of Orion (A) have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, (B) are owned by Orion free and clear of any claim, lien, Encumbrance (other than Permitted Encumbrances), or agreement with respect thereto, (C) were not issued in violation of the material terms of any agreement or understanding binding upon Orion or any of its Subsidiaries at the time at which they were issued and (D) were issued in compliance with the applicable governing documents and all applicable Laws.

(d)                                 The Orion Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized, and be validly issued, fully paid and nonassessable.

3.3                         Authority.  Each of Orion and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its respective obligations hereunder, subject only to obtaining Orion Stockholder Approvals.  The adoption, execution, delivery and performance of this Agreement and the approval of the consummation of the Contemplated Transactions have been duly and validly adopted and approved by the boards of directors of Orion and Merger Sub.  The Board of Directors of Orion has recommended that the stockholders of Orion approve the Orion Stockholder Proposals at the Orion Stockholder Meeting. No other approval or consent of, or action by, the holders of the outstanding securities of Orion, other than the Orion Stockholder Approval, is required in order for the Company to execute and deliver this Agreement and to consummate the Contemplated Transactions and perform its obligations hereunder.  The Board of Directors of Merger Sub has declared this Agreement advisable and has recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the Merger.  Except for Orion Stockholder Approvals and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceeding on the part of Orion or Merger Sub is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Merger and the other Contemplated Transactions.  This Agreement has been duly and validly executed and delivered by Orion and Merger Sub, and (assuming due authorization, execution and delivery by the other parties hereto), constitutes the legal, valid and binding obligations of Orion and Merger Sub, enforceable against Orion and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.  All other documents required to be executed by Orion and Merger Sub on or prior to the date of this Agreement in connection with the Contemplated Transactions have been duly and validly executed and delivered by Orion and Merger Sub and (assuming due authorization, execution and delivery by the other parties thereto) constitute the legal, valid and binding obligations of Orion and Merger Sub, respectively, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

3.4                         Non-Contravention; Consents.

(a)                                 The execution and delivery of this Agreement by Orion and Merger Sub does not, and the consummation by Orion and Merger Sub of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Orion Charter or Orion Bylaws or of the charter, bylaws, or other organizational document of any Subsidiary of Orion, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Encumbrances on Orion’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any Orion Material Contract or other agreement, instrument or obligation to which Orion or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining Orion Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 3.4(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 3.4(b) having been made, conflict with or violate any Law applicable to Orion or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(a) for any such conflicts, violations, breaches, rights of termination, Encumbrances, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, an Orion Material Adverse Effect.

(b)                                 No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Orion or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Orion and Merger Sub or the consummation by Orion and Merger Sub of the Contemplated Transactions, except for (i) obtaining the Orion Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Orion is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with Orion Stockholder Meeting, this Agreement and the Contemplated Transactions, (iv) such consents, approvals, Orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities Laws, the rules and regulations of the Nasdaq Global Market, and (v) such other consents, licenses, permits, Orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, an Orion Material Adverse Effect.

3.5                         SEC Filings; Financial Statements.

(a)                                 Orion has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2017 (the forms, statements, reports and documents filed or furnished since January 1, 2017 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Orion SEC Reports”).  Each of the Orion SEC Reports, at the time of its filing or being furnished complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Orion SEC Reports, or, if not yet filed or furnished, will to the Knowledge of Orion comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Orion SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Orion SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and any Orion SEC Reports filed or furnished with the SEC subsequent to the date of this Agreement will not to Orion’s knowledge, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As used in this Section 3.5(a), the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)                                 As of the date of this Agreement, Orion has timely responded to all comment letters of the staff of the SEC relating to the Orion SEC Reports, and the SEC has not advised Orion that any final responses are inadequate, insufficient or otherwise non-responsive. Orion has made available to the Company true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and Orion and any of its Subsidiaries, on the other hand, occurring since January 1, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Orion, as of the date of this Agreement, none of the Orion SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(c)                                  (i) Each of the consolidated financial statements (including, in each case, any notes or schedules thereto) included in or incorporated by reference into the Orion SEC Reports fairly present, in all material respects, the consolidated financial position of Orion and its consolidated Subsidiaries as of its date, or, in the case of the Orion SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Orion and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Orion SEC Reports (including any related notes and schedules) fairly presents in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, or in the case of Orion SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (except as indicated in the notes thereto, and in the case of unaudited statements, as may be permitted by the rules of the SEC, and subject to normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (the “Orion Financial Statements”).

(d)                                 Orion has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, and, to the Knowledge of Orion, such system is effective in providing such assurance. Orion (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Orion in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and, to the Knowledge of Orion, such disclosure controls and procedures are effective (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its principal financial officer prior to the date of this Agreement, to Orion’s auditors and the Audit Committee of the Board of Directors of Orion (and made summaries of such disclosures available to the Company) (A) (i) any significant deficiencies in the design or operation of internal control over financial reporting that would adversely affect in any material respect Orion’s ability to record, process, summarize and report financial information and (ii) any material weakness in internal control over financial reporting, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Orion’s internal controls over financial reporting. Each of Orion and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses or fraud.  Orion is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(e)                                  Each of the principal executive officer of Orion and the principal financial officer of Orion (or each former principal executive officer of Orion and each former principal financial officer of Orion, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Orion SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.5(e), “principal executive officer” and “principal financial officer” has the meanings given to such terms in the Sarbanes-Oxley Act. None of Orion or any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

(f)                                   Neither Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, or internal or external auditor of Orion or any of its Subsidiaries has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that Orion or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, principal financial officer or general counsel of Orion, the Board of Directors of Orion or any committee thereof, other than ordinary course audits or reviews of accounting policies or internal controls required by the Sarbanes-Oxley Act.

(g)                                 Orion is, and since January 1, 2016 has been, in material compliance with (i) the applicable listing and corporate governance rules and regulations of the Nasdaq market, and (ii) the applicable provisions of the Sarbanes-Oxley Act. Orion has delivered or made available to the Company complete and correct copies of all material correspondence between Nasdaq Global Select Market and Orion since January 1, 2016.

3.6                         Absence of Changes.   Since December 31, 2017, Orion and each of its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business consistent with their past practices.  After December 31, 2017 and on or before the date of this Agreement:

(a)                                 there has not been any change, event, circumstance or condition to the Knowledge of Orion that, individually or in the aggregate, has had, or would reasonably be expected to have, an Orion Material Adverse Effect;

(b)                                 there has been no split, combination or reclassification of any of the outstanding shares of Orion’s capital stock, and Orion has not declared or paid any dividends on or made any other distributions (in either case, in stock or property) on or in respect of the outstanding shares of Orion’s capital stock;

(c)                                  none of Orion or its Subsidiaries has allotted, reserved, set aside or issued, authorized or proposed the allotment, reservation, setting aside or issuance of, or purchased or redeemed or proposed the purchase or redemption of, any shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(d)                                 except as required as a result of a change in applicable Laws or GAAP, there has not been any material change in any method of accounting or accounting practice by Orion or any of its Subsidiaries;

(e)                                  neither Orion nor any of its Subsidiaries has (i) acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or agreed to do any of the foregoing or (ii) incurred or committed to incur capital expenditures in excess of $50,000, in the aggregate;

(f)                                   there has been no transfer (by way of a license or otherwise) of, or agreement to transfer to, any Person’s rights to any Orion Intellectual Property;

(g)                                 there has been no notice delivered to Orion or any of its Subsidiaries of any claim of ownership by a third party of any Orion Intellectual Property owned or developed by Orion or any of its Subsidiaries, or of infringement by Orion or any of its Subsidiaries of any third party’s Intellectual Property;

(h)                                 there has not been any (i) grant of any severance or termination pay to any employee of Orion or its Subsidiaries or contract entered granting severance or termination pay to any employee of Orion or its Subsidiaries; (ii) entry into any employment, deferred compensation, severance or other similar plan or agreement (or any amendment to any such existing agreement) with any new or current employee of Orion or any of its Subsidiaries; (iii) change in the compensation, bonus or other benefits payable or to become payable to its directors, officers, employees or consultants; or (iv) termination of any officers or key employees of Orion or any of its Subsidiaries; or

(i)                                    there has not been any agreement to do any of the foregoing.

3.7                         Title to Assets.  Each of Orion and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it.  All of said non-leased properties and assets are owned by Orion or an Orion Subsidiary free and clear of any Encumbrances, except for:  (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Orion’s audited consolidated balance sheet at December 31, 2017; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Orion and its Subsidiaries, taken as a whole and (iii) Encumbrances described in Section 3.7 of the Orion Disclosure Schedule.

3.8                         Properties.

(a)                                 Section 3.8(a) of the Orion Disclosure Schedule identifies (x) the street address of each parcel of Orion Leased Real Property, (y) the identification of the Orion Lease and the Orion Ancillary Lease Documents and (z) the identity of the lessor, lessee and current occupant (if different than the lessee) of each such parcel of Orion Leased Real Property.  With respect to each Orion Lease, except as would not, individually or in the aggregate, have an Orion Material Adverse Effect:

(i)                                    the Orion Leases and the Orion Ancillary Lease Documents are valid, binding and, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, enforceable and in full force and effect and have not been modified or amended, and Orion or a Subsidiary of the Orion, as applicable, holds a valid and existing leasehold interest under such Orion Leases free and clear of any Encumbrances except Permitted Encumbrances.  Orion and its Subsidiaries have delivered or made available to the Company full, complete and accurate copies of each of the Orion Leases and all Orion Ancillary Lease Documents described in Section 3.8(a)(i) of the Orion Disclosure Schedule;

(ii)                                none of the Orion Leased Real Property is subject to any Encumbrance other than a Permitted Encumbrance;

(iii)                            the Orion Leases and all Orion Ancillary Lease Documents shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

(iv)                             with respect to each of the Orion Leases, none of Orion or its Subsidiaries has exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Orion Lease or Orion Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation;

(v)                                 none of Orion or its Subsidiaries, nor, to the Knowledge of Orion, any other party to any Orion Leases or Orion Ancillary Lease Documents is in breach or default, and, to the Knowledge of Orion, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Orion Leases or any Orion Ancillary Lease Documents;

(vi)                             no party to the Orion Leases has repudiated any provision thereof and there are no disputes, oral agreements or forbearance programs in effect as to the Orion Leases; and

(vii)                         none of Orion or its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Orion Leases or any Orion Ancillary Lease Documents.

(b)                                 Orion and its Subsidiaries own good title, free and clear of all Encumbrances, to all personal property and other non-real estate assets, in all cases excluding the Orion Intellectual Property, necessary to conduct the Orion Business, except for Permitted Encumbrances.  Orion and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by Orion and its Subsidiaries as now used, possessed and controlled by Orion or its Subsidiaries, as applicable.

(c)                                  The Orion Leased Real Property constitutes all of the real property used or occupied by Orion and its Subsidiaries in connection with the conduct of the Orion Business.

(d)                                 None of Orion or its Subsidiaries has any Orion Owned Real Property, nor is Orion or any of its Subsidiaries a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.9                         Intellectual Property.

(a)                                 Section 3.9(a) of the Orion Disclosure Schedule contains a complete and accurate list of all (i) issued Patents or pending patent applications owned or controlled (i.e., exclusively licensed) by Orion or any of its Subsidiaries (“Orion Patents”), registered and material unregistered Marks owned or controlled by Orion or any of its Subsidiaries (“Orion Marks”) and registered and material unregistered Copyrights owned or controlled by Orion or any of its Subsidiaries (“Orion Copyrights”), (ii) licenses, sublicenses or other agreements under which Orion or any of its Subsidiaries is granted rights by others in the Orion Intellectual Property (“Orion Licenses-In”) (other than commercial off the shelf software or materials transfer agreements), and (iii) licenses, sublicenses or other agreements under which Orion or any of its Subsidiaries has granted rights to others in the Orion Intellectual Property (“Orion Licenses-Out”).

(b)                                 There are no pending or, to the Knowledge of Orion, threatened claims against Orion or any of its Subsidiaries or any of their employees alleging (i) that any of the operation of the Orion Business or any activity by Orion or its Subsidiaries, or the manufacture, sale, offer for sale, importation, and/or use of any Orion Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any person or entity (to the extent that such subject matter is enforceable by a Third Party) or (ii) that any Orion Intellectual Property is invalid or unenforceable.

(c)                                  To the Knowledge of Orion, neither the operation of the Orion Business, nor any activity by Orion or any of its Subsidiaries, nor the manufacture, use, importation, offer for sale and/or sale of any Orion Product infringes or violates (or in the past infringed or violated) any Third Party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party Intellectual Property to the extent that such subject matter is enforceable by a Third Party.

(d)                                 Except as provided for in the Orion Licenses-In, the Orion Licenses-Out and the Orion Material Contracts, none of Orion or any of its Subsidiaries has any obligation to compensate any person for the use of any Intellectual Property; neither Orion nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property; there are no settlements, covenants not to sue, consents, or Orders or similar obligations that: (i) restrict Orion’s or any of its Subsidiaries’ rights to use any Intellectual Property, (ii) restrict the Orion Business, in order to accommodate a third party’s Intellectual Property, or (iii) permit third parties to use any Orion Intellectual Property.

(e)                                  To the Knowledge of Orion, (i) there is no, nor has there been any, infringement or violation by any person or entity of any Orion Intellectual Property or the rights of Orion or any of its Subsidiaries therein or thereto and (ii) there is no, nor has there been any, misappropriation by any person or entity of any Orion Intellectual Property or the subject matter thereof.

3.10      Material Contracts.  Section 3.10 of the Orion Disclosure Schedule identifies the following Orion Material Contracts in effect as of the date of this Agreement:

(a)           relating to the lease of real property by Orion or any of its Subsidiaries;

(b)           for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Orion or any of its Subsidiaries of, or pursuant to which in the last year Orion or any of its Subsidiaries paid, in the aggregate, $25,000 or more;

(c)           for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Orion or any of its Subsidiaries of, or pursuant to which in the last year Orion or any of its Subsidiaries received, in the aggregate, $25,000 or more;

(d)           that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(e)           relating to Indebtedness of Orion or its Subsidiaries;

(f)            severance or change-in-control Contracts;

(g)           which by its terms limits in any material respect (i) the localities in which all or any significant portion of the business and operations of Orion or its Subsidiaries or, following the consummation of the Contemplated Transactions, the business and operations of Surviving Corporation, Orion or any Affiliate of Orion, is or would be conducted, or (ii) the scope of the business and operations of Orion and its Subsidiaries, taken as a whole;

(h)           in respect of any Orion Intellectual Property that provides for annual payments of, or pursuant to which in the last year Orion or any of its Subsidiaries paid or received, in the aggregate, $25,000 or more;

(i)            containing any royalty, dividend or similar arrangement based on the revenues or profits of Orion or any of its Subsidiaries;

(j)            with any Governmental Authority;

(k)           any Contract with (a) an executive officer or director of Orion or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Orion or (c) to the Knowledge of the Orion, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Orion or its Subsidiaries);

(l)            any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Contemplated Transactions;

(m)          relating to the acquisition or disposition of any material interest in, or any material amount of, property or assets of Orion or any of its Subsidiaries or for the grant to any Person of any preferential rights to purchase any of their assets, other than in the Ordinary Course of Business consistent with past practice; or

(n)           any collaboration or research and development agreements, any commercial agreement that is not terminable for convenience and any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Orion or any of its Subsidiaries in excess of $25,000.

Orion has delivered or made available to the Company accurate and complete (except for applicable redactions thereto) copies of all material written Orion Contracts, including all amendments thereto.  There are no material Orion Contracts that are not in written form.  Neither Orion nor any Subsidiary of Orion has, nor to Orion’s Knowledge, has any other party to an Orion Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Orion or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (n) above or any Orion Contract listed in Section 3.14 or Section 3.15 of the Orion Disclosure Schedule (any such agreement, contract or commitment, a “Orion Material Contract”) in such manner as would permit any other party to cancel or terminate any such Orion Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Orion Material Adverse Effect.  As to Orion and its Subsidiaries, as of the date of this Agreement, each Orion Material Contract is valid, binding, enforceable and in full force and effect, subject to:  (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.  The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Orion, any Subsidiary of Orion, or the Surviving Corporation to any Person under any Orion Material Contract or give any Person the right to terminate or alter the provisions of any Orion Material Contract.  No Person is renegotiating any material amount paid or payable to Orion or any of its Subsidiaries under any Orion Material Contract or any other material term or provision of any Orion Material Contract.

3.11      Absence of Undisclosed Liabilities.  As of the date of this Agreement, neither Orion nor any Subsidiary of Orion has any Liability, individually or in the aggregate, except for:  (a) Liabilities identified as such in the “liabilities” column of the Orion’s audited consolidated balance sheet at December 31, 2017; (b) normal and recurring current Liabilities that have been incurred by Orion since the date of the Orion’s audited consolidated balance sheet at December 31, 2017 in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Orion or any Subsidiary of Orion under Contracts (other than for breach thereof), and (d) Liabilities incurred in connection with the Contemplated Transactions.

3.12      Compliance with Laws; Regulatory Compliance.

(a)           Each of Orion and each of its Subsidiaries is in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect.  To the Knowledge of Orion and its Subsidiaries, (i) no investigation by any Governmental Authority with respect to Orion or any of its Subsidiaries is active and pending, and (ii) no Governmental Authority has indicated in writing an intention to conduct an investigation, which, in either case, would reasonably be expected to have a material and adverse impact on Orion or any of its Subsidiaries.

(b)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect, each of Orion and its Subsidiaries and their respective employees and agents hold, to the Knowledge of Orion, all permits, licenses, variances, registrations, exemptions, Orders, consents, authorizations and approvals from the FDA and any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy or Manufacturing of any of the products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of Orion or any of its Subsidiaries and all products or services currently under development by Orion or any of its Subsidiaries (the “Orion Products”) (any such Governmental Authority, a “Orion Regulatory Agency”) necessary for the lawful operating of the businesses of Orion and each of its Subsidiaries as currently conducted (the “Orion Permits”), including all authorizations required under the FDCA, , and the PHSA, and the regulations of the FDA promulgated thereunder.  Notwithstanding the foregoing, it is acknowledged that no Orion Product is a marketed product, or has received marketing approval, in the United States and, therefore, that further permits, licenses, variances, registrations, exemptions, Orders, consents and/or approvals will be required before any Orion Product may be marketed. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect, all such Orion Permits are valid, and in full force and effect. Since January 1, 2016, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Orion Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect. Each of Orion and each of its Subsidiaries is in compliance in all material respects with the terms of all Orion Permits. No event has occurred that, to the Knowledge of Orion, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Orion Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Orion Material Adverse Effect.

(c)           None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Orion Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or a similar policy enforced by any other Orion Regulatory Agency.  There is no civil, criminal, administrative or other proceeding, notice or demand, received or, to the Knowledge of Orion, threatened against Orion or any of its Subsidiaries that relates to an alleged violation of any Health Care Law and none of Orion or any of its Subsidiaries is in receipt of written notice of any civil, criminal, administrative or other proceeding, notice or demand pending that relates to an alleged violation of any Health Care Law.  None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has engaged in any activity that would result in a material violation of any Health Care Law.  None of Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. None of Orion or any of its Subsidiaries nor, to the Knowledge of Orion, any director, officer, employee, agent or Representative thereof: (i) has ever been excluded, suspended, sanctioned or otherwise declared ineligible to participate in any federal health care program under 42 CFR § 1001.601, or any similar Law, nor is any such exclusion, suspension or other sanction threatened; or (ii) has ever been convicted of a criminal offense related to the provision of health care items or services. There are no Orders or similar actions to which Orion or any of its Subsidiaries or, to the Knowledge of Orion, any director, officer or employee thereof, are bound or which relate to Orion Products, or alleged violation of any Health Care Law.

(d)           Each of Orion and each of its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and Orders of the FDA and any other Orion Regulatory Agency with respect to the labeling, storing, testing, development, manufacture, packaging, distribution and promotion of the Orion Products. To the Knowledge of Orion, all required pre-clinical studies conducted by or on behalf of Orion or its Subsidiaries and Orion-sponsored clinical trials (or clinical trials sponsored by Orion or any other Subsidiary) conducted or being conducted with respect thereto, have been and are being conducted in compliance in all material respects with applicable licenses and Laws.  The results of any such studies, tests and trials, and all other material information related to such studies, tests and trials, have been made available to Company.  To the Knowledge of Orion, each clinical trial conducted by or on behalf of Orion or any of its Subsidiaries with respect to Orion Products has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws.  Each of Orion and its Subsidiaries has filed all required notices (and made available to the Company copies thereof) of adverse events, injuries or deaths relating to clinical trials conducted by or on behalf of Orion or any of its Subsidiaries with respect to such Orion Products.

(e)           All applications, submissions, information and data utilized by any Orion or any of its Subsidiaries as the basis for, or submitted by or on behalf of Orion or any of its Subsidiaries in connection with any and all requests for an Orion Permit relating to Orion or any of its Subsidiaries, when submitted to the FDA or other Orion Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Orion Regulatory Agency.

(f)            None of Orion or its Subsidiaries nor, to the Knowledge of Orion, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Orion Regulatory Agency has initiated, or threatened to initiate, any Action to suspend or place restrictions on any clinical trial or otherwise restrict the pre-clinical research related to or clinical study of any Orion Product or any product being developed by any licensee or assignee of the Orion Intellectual Property based on such intellectual property, or to recall, suspend or otherwise restrict the development or manufacture of any Orion Product.  None of Orion or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Orion Product.  To the Knowledge of Orion, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)           Orion and each of its Subsidiaries are, and have been for the past six (6) years, in compliance with the requirements of: (i) all applicable privacy and security Laws governing health information; and (ii) all contractual obligations concerning the collection, use, storage and disclosure of health information. To the Knowledge of Orion, there has been no unauthorized use, access, modification or disclosure of health information, including any Breach of “Unsecured Protected Health Information,” as those terms are defined by HIPAA, by Orion, any of its Subsidiaries, or any of their respective clinical trial sites. Orion and each of its Subsidiaries is not now, and has never been, subject to HIPAA and is not a party to any business associate agreement as defined by HIPAA.

(h)           Orion and its Subsidiaries have made available to the Company true, correct and complete copies of any and all material applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or any other Orion Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or any other Orion Regulatory Agency. Orion and its Subsidiaries have made available to the Company for review all material correspondence to or from the FDA or any other Orion Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or any other Orion Regulatory Agency, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA or any other Orion Regulatory Agency, or prepared by the FDA or other any Orion Regulatory Agency or which bear in any way on Orion’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Orion Regulatory Agency, or on the likelihood or timing of approval of any Orion Products.

3.13      Taxes and Tax Returns.

(a)           Each income and other material Tax Return required to be filed by, or on behalf of, Orion or any of its Subsidiaries has been filed.  Each such Tax Return was true, correct and complete in all material respects.

(b)           Orion and each of its Subsidiaries (i) has paid (or has had paid on its behalf) all income and other material Taxes due and owing by Orion and it Subsidiaries, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c)           The unpaid Taxes of Orion and its Subsidiaries (A) did not, as of December 31, 2017, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Orion Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Orion and its Subsidiaries in filing their Tax Returns.

(d)           Section 3.13(d) of the Orion Disclosure Schedule lists all federal, state, local, and foreign income and other material Tax Returns filed with respect to Orion or any of its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.  Orion has delivered to the Company correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Orion or any of its Subsidiaries since December 31, 2015.

(e)           There are no liens for Taxes (other than any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Orion’s audited consolidated balance sheet at December 31, 2017) upon any of the assets of Orion or any of its Subsidiaries.

(f)            None of Orion or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return that has not been filed or with respect to any material Tax assessment or deficiency.

(g)           None of Orion or any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes.

(h)           There is no material Tax claim, audit, suit, or administrative or judicial Tax proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return or material Tax of Orion or any of its Subsidiaries.

(i)            None of Orion or any of its Subsidiaries has received notice in writing of any proposed material deficiencies from any Taxing Authority that has not been resolved or paid in full.

(j)            Within the past three (3) years, none of Orion or any of its Subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k)           None of Orion or any of its Subsidiaries is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes).

(l)            None of Orion or any of its Subsidiaries (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was Orion or (B) has any liability for the Taxes of any person (other than Orion or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise pursuant to applicable Law.

(m)          The taxable year of Orion and each of its Subsidiaries for all income Tax purposes is the fiscal year ended December 31, and Orion and each of its Subsidiaries uses the accrual method of accounting in keeping its books and in computing its taxable income.

(n)           Orion has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)           No Subsidiary of Orion which is organized outside the United States (i) would be required to take into account a material amount of income pursuant to Section 951 or Section 951A of the Code if the taxable year of such Subsidiary ended on the Closing Date, (ii) is a resident of any jurisdiction other than that of its incorporation, or (iii) is engaged in a U.S. trade or business.

(p)           None of Orion or any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision).

(q)           None of Orion or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)            change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)           “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii)         intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv)          installment sale or open transaction disposition made on or prior to the Closing Date;

(v)           prepaid amount received on or prior to the Closing Date;

(vi)          election with respect to income from the discharge of Indebtedness under Section 108(i) of the Code; or

(vii)        election pursuant to Section 965(h) of the Code.

(r)           Within the past six (6) years, no written claim has been made by any Taxing Authority that Orion or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns.

(s)            None of Orion, its Subsidiaries or Merger Sub has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.14      Employee Benefit Programs.

(a)           Section 3.14(a) of the Orion Disclosure Schedule sets forth a list of every material Employee Program maintained by Orion or any Subsidiary of Orion (the “Orion Employee Programs”).  Orion does not have any ERISA Affiliate that maintains an Employee Program.

(b)           Each Orion Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Orion Employee Program for any period for which such Orion Employee Program would not otherwise be covered by an IRS determination.  To the Knowledge of Orion , no event or omission has occurred which would reasonably be expected to cause any Orion Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)).

(c)           To the Knowledge of Orion, there is no material failure of any party to comply with any Laws applicable with respect to the Orion Employee Programs. Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect, with respect to any Orion Employee Program, there has been no (i) “prohibited transaction,” as defined in Section 406 of ERISA or Code Section 4975, (ii) failure to operate and administer the Orion Employee Programs in accordance with their respective terms and in compliance with ERISA and other applicable Laws, or (iii) non deductible contribution.  No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Orion, threatened with respect to any such Orion Employee Program.  All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable Laws) with respect to all Orion Employee Programs, for all periods prior to the Closing Date, either have been made or have been accrued.

(d)           Neither Orion nor any ERISA Affiliate of Orion has maintained an Employee Program subject to Title IV of ERISA, including a Multiemployer Plan.  None of the Orion Employee Programs provides or represents an obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA or state continuation Laws).

(e)           Each Orion Employee Program may be amended, terminated, or otherwise discontinued by Orion after the Effective Time in accordance with its terms without material liability to Orion, the Company or any of their respective Subsidiaries.

(f)            Neither Orion nor any of its Subsidiaries is a party to any written (i) agreement with any stockholders, director, or employee of Orion or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Orion or any of its Subsidiaries of the nature of any of the Contemplated Transactions, (B) providing any guaranteed period of employment or compensation guarantee, or (C) providing severance benefits after the termination of employment of such director or employee; or (ii) agreement or plan binding Orion or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the Contemplated Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Contemplated Transactions.  There is no contract, agreement, plan or arrangement covering any individual that, by itself or collectively, would reasonably be expected to give rise to any parachute payment subject to Section 280G of the Code, nor has Orion made any such payment, and the consummation of the transactions contemplated herein shall not obligate Orion or any other entity to make any parachute payment that would be subject to Section 280G of the Code. Neither Orion nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(g)           Each Orion Employee Program that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code in all material respects.  No stock option granted under any Orion Stock Option Plan that is intended to be exempt from the application of Section 409A of the Code has any exercise price that was less than the fair market value of the underlying stock as of the date the option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option (in each case, within the meaning of Section 409A of the Code).  No payment to be made under any Orion Employee Program is, or would reasonably be expected to be, subject to the penalties of Section 409A(a)(1) of the Code and neither Orion nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(h)           For purposes of this Section 3.14:

(i)            An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Laws) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(ii)           An entity is an “ERISA Affiliate” of Orion if it would have ever been considered a single employer with Orion under ERISA Section 4001(b) or part of the same “controlled group” as Orion for purposes of ERISA Section 302(d)(8)(C).

3.15              Labor and Employment Matters.

(a)           None of Orion or any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement, contract, or other written agreement with a labor union or labor organization.  To the Knowledge of Orion, neither Orion nor any of its Subsidiaries is subject to, and during the past three (3) years there has not been, any charge, demand, petition, organizational campaign, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or threatened any labor strike or lockout involving Orion or any of its Subsidiaries.

(b)           Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect, (i) Orion and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, work safety and health, terms and conditions of employment, wages and hours, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Fair Labor Standards Act, as amended, and its state law equivalents, and the related rules and regulations adopted by those federal agencies responsible for the administration of such Laws, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages; (ii) neither Orion nor any of its Subsidiaries is delinquent in any payments to any employee or to any independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the Orion Business and classified by Orion or any of its Subsidiaries as other than an employee or compensated other than through wages paid by Orion or any of its Subsidiaries through its respective payroll department (“Orion Contingent Workers”), for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date of this Agreement or amounts required to be reimbursed to such employees or Orion Contingent Workers; (iii) there are no outstanding grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of Orion, threatened against Orion or any of its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of Orion or any of its Subsidiaries is currently being audited or investigated, or to the Knowledge of Orion, subject to imminent audit or investigation by any Governmental Authority; (v) neither Orion nor any of its Subsidiaries is, or within the last three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters other than standard settlement contracts entered into in the Ordinary Course of Business; (vi) Orion and each of its Subsidiaries is in material compliance with the requirements of the Immigration Reform Control Act of 1986 and any similar Laws regarding employment of workers who are not citizens of the country in which services are performed; (vii) all employees of Orion and each of its Subsidiaries are employed at-will and no such employees are subject to any contract with Orion or any of its Subsidiaries or any policy or practice of Orion or any of its Subsidiaries providing for right of notice of termination of employment or the right to receive severance payments or similar benefits upon the termination of employment by Orion or any of its Subsidiaries; (viii) to the extent that any Orion Contingent Workers are employed, Orion and each of its Subsidiaries has properly classified and treated them in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites; (ix) the Company and its Subsidiaries have properly classified their respective employees as exempt or non-exempt under the Fair Labor Standards Act, as amended, its state law equivalents, and all other relevant Laws; and (x) ; and (x) there are no pending or, to the knowledge of Orion, threatened or reasonably anticipated claims or actions against Orion or its Subsidiaries under any workers’ compensation policy or long-term disability policy. None of the Company or any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law affecting any site of employment of the Company or any of its Subsidiaries or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and, during the ninety (90)-day period preceding the date of this

Agreement, no employee has suffered an “employment loss,” as defined in the WARN Act, with respect to the Company or any of its Subsidiaries.

(c)           Section 3.15(c)(i) of the Orion Disclosure Schedule contains a complete and accurate list of all employees of Orion and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions.  Section 3.15(c)(ii) of the Orion Disclosure Schedule also contains a complete and accurate list of all Orion Contingent Workers since August 1, 2017, showing for each Orion Contingent Worker such individual’s role in the Orion Business and fee or compensation arrangements.

3.16      Environmental Matters.  Except as would not, individually or in the aggregate, have an Orion Material Adverse Effect:

(a)           Orion and its Subsidiaries are in compliance with all Environmental Laws applicable to their operations and use of the Orion Leased Real Property;

(b)           none of Orion or any of its Subsidiaries has generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and there has been no Release or threat of Release of any Hazardous Material by Orion or its Subsidiaries at or on the Orion Leased Real Property that requires reporting, investigation or remediation by Orion or its Subsidiaries pursuant to any Environmental Law;

(c)           none of Orion or any of its Subsidiaries has (i) received written notice under the citizen suit provisions of any Environmental Law or (ii) been subject to or, to the Knowledge of Orion, threatened with any governmental or citizen enforcement action with respect to any Environmental Law; and

(d)           to the Knowledge of Orion, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Orion Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by Orion or its Subsidiaries pursuant to any Environmental Law.

3.17      Insurance. Orion has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Orion and each Subsidiary of Orion.  Each of such insurance policies is in full force and effect and Orion and each Subsidiary of Orion are in compliance with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2015, neither Orion nor any Subsidiary of Orion has received any notice or other communication regarding any actual or possible:  (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of Orion or any Subsidiary of Orion.  All information provided to insurance carriers (in applications and otherwise) on behalf of Orion and each of its Subsidiaries was, as of the date of such provision, accurate and complete.  Orion and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Orion or any Subsidiary of Orion, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Orion or any Subsidiary of Orion of its intent to do so.

3.18              Books and Records.  Each of the minute and record books of Orion contains complete and accurate minutes of all meetings of, and copies of all bylaws and resolutions passed by, or consented to in writing by, the directors (and any committees thereof) and stockholders of Orion, since its formation and which are required to be maintained in such books under applicable Laws; all such meetings were duly called and held and all such bylaws and resolutions were duly passed or enacted.  Each of the stock certificate books, registers of stockholders and other corporate registers of Orion comply in all material respects with the provisions of all applicable Laws and are complete and accurate in all material respects.

3.19              Government Programs.  No agreements, loans, funding arrangements or assistance programs are outstanding in favor of Orion or any of its Subsidiaries from any Governmental Authority, and, to the Knowledge of Orion, no basis exists for any Governmental Authority to seek payment or repayment from Orion or any of its Subsidiaries of any amount or benefit received, or to seek performance of any obligation of Orion or any of its Subsidiaries, under any such program.

3.20              Transactions with Affiliates. Except with respect to employment agreements, indemnification agreements, retention agreements, severance agreements and other agreements with Orion’s officers and directors entered into in the Ordinary Course of Business, Section 3.20 of the Orion Disclosure Schedule describes any material transactions or relationships, since January 1, 2015, between, on one hand, Orion or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Orion or, to the Knowledge of Orion, any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) any investment funds that are affiliated with such executive officer or director or (c) to the Knowledge of Orion, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Orion or its Subsidiaries) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. Orion or its Subsidiaries is not indebted to any director, officer or employee of Orion (except for amounts due as salaries and bonuses, other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursement of expenses), and no such director, officer or employee is indebted to Orion. Since the date of Orion’s last proxy statement filed in 2018 with the SEC, no event has occurred that would be required to be reported by Orion pursuant to Item 404 of Regulation S-K promulgated by the SEC.  Section 3.20 of the Orion Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 12b-2 under the Exchange Act) of Orion as of the date of this Agreement.

3.21              Legal Proceedings; Orders.

(a)           There is no pending in writing Legal Proceeding, and (to the Knowledge of Orion) no Person has threatened in writing to commence any Legal Proceeding:  (i) that involves Orion, any Subsidiary of Orion or any director or officer of Orion (in his or her capacity as such) or any of the material assets owned or used by Orion and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions.  To the Knowledge of Orion, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.  With regard to any Legal Proceeding set forth on Section 3.21 of the Orion Disclosure Schedule, Orion has provided the Company or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal

Proceedings and other information material to an assessment of such Legal Proceeding.  Orion has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b)           There is no Order to which Orion or any Subsidiary of Orion, or any of the assets owned or used by Orion or any Subsidiary of Orion, is subject.  To the Knowledge of Orion, no officer or other key employee of Orion or any Subsidiary of Orion is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Orion Business or to any material assets owned or used by Orion or any Subsidiary of Orion.

3.22              Illegal Payments.  None of Orion or any of its Subsidiaries (including any of its respective officers or directors) has taken or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the U.K. Anti-Bribery Act of 2010, the Unfair Competition Prevention Act of Japan or any similar anti-bribery or anti-corruption Law of any similar Law of any other jurisdiction, in each case as amended, or any rules or regulations thereunder.  None of Orion or any of its Subsidiaries or, to the Knowledge of Orion, any third party acting on behalf of Orion or any of its Subsidiaries, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Orion, any of its Subsidiaries or any other Person in obtaining or retaining business for or with, or directing business to, Orion or any of its Subsidiaries.

3.23              Inapplicability of Anti-takeover Statutes.  The Boards of Directors of Orion and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Orion Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions.  No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Orion Voting Agreements or any of the other Contemplated Transactions.

3.24              Vote Required.  The affirmative vote of (i) the holders of a majority of the shares of Orion Common Stock having voting power representing a majority of the outstanding Common Stock and (ii) the holders of a majority of the votes properly cast at the Orion Stockholder Meeting are the only votes of the holders of any class or series of Orion’s capital stock necessary to approve the Orion Stockholder Proposals (the “Orion Stockholder Approval”).

3.25              No Financial Advisor.  No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Orion or any Subsidiary of Orion.

3.26              Disclosure; Orion Information.  The information relating to Orion or its Subsidiaries to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.  The information relating to Orion or its Subsidiaries to be contained in the Proxy Statement will not, on the date the Proxy Statement is first mailed to Orion Stockholders or at the time of the Orion Stockholder Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.  The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation is made by Orion or Merger Sub with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.

3.27              No Other Representations or Warranties; Disclaimer of Other Representations and Warranties.  Each of Orion and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger and any such other representations or warranties are hereby expressly disclaimed, and none of Orion, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Orion or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Orion, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Section 4.              CERTAIN COVENANTS OF THE PARTIES

4.1        Access and Investigation.  Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:  (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto.  Without limiting the generality of the foregoing, during the Pre-Closing Period, each party shall promptly make available to the other Party with copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within thirty (30) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) any written materials or communications sent by or on behalf of a Party to all of its stockholders;

(iii) any material meeting minutes or notices sent by or on behalf of a Party to any party to any Orion Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Orion Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Orion Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(iv) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Authority on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(v) any non-privileged notice, material pleading or material settlement communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party;

(vi) any material notice, report or other document received by a Party from any Governmental Authority; and

(vii) all material operating and financial reports prepared by such Party for its senior management, including projections, forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

Any investigation conducted by either Orion or the Company pursuant to this Section 4.1 shall be conducted in such manner as to not interfere unreasonably with the conduct of the business of the other Party.  Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.2        Operation of Orion’s Business.

(a)           Except as set forth on Section 4.2 of the Orion Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period:  (i) Orion and each Subsidiary of Orion shall conduct its business and operations:  (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Orion Material Contracts; (ii) Orion shall promptly notify the Company of:  (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Orion or any of its Subsidiaries that is commenced, or, to the Knowledge of Orion, threatened against, Orion or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of Orion, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Orion Disclosure Schedule.

(b)           During the Pre-Closing Period, Orion shall promptly notify the Company in writing, by delivering an updated Orion Disclosure Schedule, of:  (i) the discovery by Orion of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Orion in this Agreement and/or any inaccuracy in the Orion Capitalization Representation; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Orion in this Agreement and/or any inaccuracy in the Orion Capitalization Representation if:  (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Orion; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely.  Without limiting the generality of the foregoing, Orion shall promptly advise the Company in writing of any Legal Proceeding or any claim threatened with respect Orion or any of its Subsidiaries.  Except with respect to the Orion Capitalization Representation and any corresponding provisions of this Agreement, no notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Orion contained in this Agreement or the Orion Disclosure Schedule for purposes of Section 8.1 or any other provision of this Agreement.

(c)           During the Pre-Closing Period, Orion shall have the right to distribute the Legacy Orion Asset Proceeds to the Orion Stockholders provided that any means and mechanism of distribution shall be reasonably acceptable to the Company.

4.3        Operation of the Company’s Business.

(a)           Except as set forth on Section 4.3 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless Orion shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period:  (i) the Company and each Subsidiary of the Company shall conduct its business and operations:  (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts; (ii) the Company and each Subsidiary of the Company shall use commercially reasonable efforts to preserve intact its current business organization, use commercially reasonable efforts to keep available the services of its current key employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or its Subsidiaries; and (iii) the Company shall promptly notify Orion of:  (A) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any Subsidiary of the Company that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any Subsidiary of the Company and (C) any written notice or, to the Knowledge of the Company, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Company Disclosure Schedule.

(b)           During the Pre-Closing Period, the Company shall promptly notify Orion in writing, by delivery of an updated Company Disclosure Schedule, of:  (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement and/or any inaccuracy in the Company Capitalization Representation; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement and/or any inaccuracy in the Company Capitalization Representation if:  (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6, Section 7 and Section 8 impossible or materially less likely.  Without limiting the generality of the foregoing, the Company shall promptly advise Orion in writing of any Legal Proceeding or any claim threatened with respect to the Company or any Subsidiary of the Company.  Except with respect to the Company Capitalization Representation and any corresponding provisions of this Agreement, no notification given to Orion pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1 or any other provision of this Agreement.

4.4        Negative Obligations.

(a)           Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 4.4(a) of the Orion Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Orion shall not, nor shall it cause or permit any Subsidiary of Orion to, do any of the following:

(i)            declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Orion Common Stock from terminated employees of Orion at actual cost);

(ii)           except for contractual commitments in place at the time of this Agreement and disclosed in Section 4.4(a)(ii) of the Orion Disclosure Schedule, and other than as contemplated by the Contemplated Transactions, sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise period or vesting schedule) or make any commitments to do any of the foregoing:  (i) any capital stock or other security (except for Orion Common Stock issued upon the valid exercise of outstanding Orion Stock Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into, exercisable or exchangeable for any capital stock or other security;

(iii)         amend the certificate of incorporation, bylaws or other charter or organizational documents of Orion or any Subsidiary of Orion, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)          form any new Subsidiary or acquire any equity interest or other interest in any other Person;

(v)           lend money to any Person; incur or guarantee any Indebtedness; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure, other expenditure (including a prepayment of expenses) or commitment thereof in excess of $10,000 other than in connection with the termination of Contracts pursuant to Section 5.18;

(vi)          (A) adopt, establish or enter into any Orion Employee Program; (B) cause or permit any Orion Employee Program to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by the Company; (C) hire any new employee or consultant, (D) grant, make or pay any severance, bonus or profit-sharing or similar payment (including any special or transaction payments) to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

(vii)        acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(viii)       make, change or revoke any material Tax election (including any election pursuant to Section 965(h) of the Code); file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Taxes; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix)          other than in connection with the termination of Contracts pursuant to Section 5.18 (provided the terms and conditions of any amendment or termination do not impose more than de minimis obligations on Orion or its Subsidiaries after the Closing), enter into, amend or terminate any Orion Material Contract or any other contract (i) involving payments by Orion or its Subsidiaries greater than $10,000, (ii) involving indemnification by Orion or its Subsidiaries and/or (iii) that is not terminable for convenience without penalty;

(x)           commence, threaten, litigate and/or settle a lawsuit, claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, other than (A) for routine collection of bills, (B) in such cases as Orion in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of Orion’s and/or any Subsidiary of Orion’s business or (C) for a breach of this Agreement;

(xi)          fail to make any material payment with respect to any of Orion’s accounts payable or Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices;

(xii)        the sale or license of the Orion Legacy Assets, to the extent that such sale or license results in any ongoing obligations of Orion, the Surviving Corporation or its or their Subsidiaries;

(xiii)       enter into an agreement with any current or former director, officer or employee (or their affiliated funds) providing indemnification arising out of or relating to any person’s employment or service relationship with Orion or its Subsidiaries; or

(xiv)       agree to take, take or permit any Subsidiary of Orion to take or agree to take, any of the actions specified in clauses (i) through (xiii) of this Section 4.4(a).

(b)           Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 4.4(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Orion (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any Subsidiary of the Company to, do any of the following:

(i)            declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company at actual cost);

(ii)           amend the Company Charter, Company Bylaws or other charter or organizational documents of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii)         except for contractual commitments in place at the time of this Agreement and disclosed as a Company Material Contract or, provided such option issued or to be issued do not exceed the amount of shares of Company Capital Stock currently subject to the Company Stock Option Plan, options issued or to be issued to employees, directors, officers or service providers of the Company or its Subsidiaries , sell, issue or grant, authorize the issuance, sale, or grant, amend or modify or agree to amend or modify the terms of (including by changing any option expiration date, exercise schedule or vesting schedule) or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions:  (i) any capital stock or other security (except for shares of outstanding Company Capital Stock issued upon the valid exercise of Company Options, Company Warrants, the Company Put/Call Agreement and shares of Company Capital Stock issued in connection with the Company Pre-Closing Financing); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security other than Company Capital Stock issued in connection with the Company Pre-Closing Financing;

(iv)          form any Subsidiary or acquire any equity interest or other interest in any other Person;

(v)           other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $50,000;

(vi)          other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company:  (i) adopt, establish or enter into any Company Employee Program; (ii) cause or permit any Company Employee Program to be amended other than as required by Law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(vii)        acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(viii)       make, change or revoke any material Tax election  (including any election pursuant to Section 965(h) of the Code); file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any material annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, the primary purpose of which does not relate to Tax; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(ix)          other than in connection with the Company Pre-Closing Financing, enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business;

(x)           fail to make any material payment with respect to any of the Company’s accounts payable or  Indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

(xi)          agree to take, take or permit any Subsidiary of the Company to take or agree to take, any of the actions specified in clauses (i) through (x) of this Section 4.4(b).

4.5        Mutual Non-Solicitation.

(a)           No Solicitation by the Company.

(i)            Except as permitted by this Section 4.5(a), without the prior written consent of Orion, none of the Company, any of its Subsidiaries or any Representative of any of the Company or its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, a Company Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, a Company Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to a Company Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the adoption and approval of this Agreement by the Company Stockholders pursuant to the Company Stockholder Written Consent, the Company may take the following actions in response to an unsolicited bona fide written Company Acquisition Proposal received after the date of this Agreement that the Board of Directors of the Company has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, a Company Superior Offer: (1) furnish nonpublic information regarding the Company to the third party making the Company Acquisition Proposal (a “Company Qualified Bidder”) and (2) engage in discussions or negotiations with the Company Qualified Bidder and its representatives with respect to such Company Acquisition Proposal; provided that (w) the Company receives from the Company Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit the Company to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Orion for informational purposes only), (x) the Company contemporaneously supplies to Orion any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Orion, (y) neither the Company nor any Subsidiary or Representative of the Company or its Subsidiaries has breached this Section 4.5, and (z) the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisors, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of the Company under applicable Laws. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 4.5(a)(i) by the Company.

(ii)           For purposes of this Agreement,

(A)          “Company Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving the Company or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of the Company (including securities of the Company currently beneficially owned by such Person); provided, however, that the term “Company Acquisition Proposal” shall not include (i) the Merger or the other transactions contemplated by this Agreement or (ii) the Company Pre-Closing Financing; and

(B)          “Company Superior Offer” shall mean an unsolicited bona fide Company Acquisition Proposal (with all references to “twenty percent (20%)” in the definition of Company Acquisition Proposal being treated as references to “seventy-five percent (75%)” for these purposes) made by a third party that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Company Acquisition Proposal (including the financing terms and the ability of such third party to finance such Company Acquisition Proposal), (1) is more favorable from a financial point of view to the Company Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Orion in response to such Company Superior Offer), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by the Company on terms no less favorable to the Company than the terms set forth in this Agreement, all from a third party capable of performing such terms.

(iii)                            Except as otherwise provided in Section 4.5(a)(iv), neither the Board of Directors of Company nor any committee of the Board of Directors of Company shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to Orion, the Company Board Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any Company Acquisition Proposal, or make any public statement inconsistent with its recommendation or fail to reaffirm the Company Board Recommendation or fail to state publicly that the Merger and this Agreement are in the best interests of the Company Stockholders, within five (5) Business Days after Orion requests in writing that such action be taken (any action described in this sentence being referred to as a “Company Change of Recommendation”).

(iv)                             Notwithstanding the foregoing, if at any time prior to the receipt of the Company Stockholder Approval, (i) the Company receives a Company Acquisition Proposal (not obtained or made as a direct or indirect result of a breach of this Agreement) that the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Company Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Company Acquisition Proposal or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement that was neither known to the Company or the Company’s Board of Directors nor reasonably foreseeable as of the date of this Agreement (a “Company Intervening Event”) and the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such Company Change of Recommendation would be required to comply with the fiduciary duties of the Board of Directors of the Company under applicable Laws, the Board of Directors of the Company may (i) effect a Company Change of Recommendation, and (ii) solely in the case of a Company Change of Recommendation due to a Company Superior Offer, terminate this Agreement in accordance with Section 9.1(l) in order to enter into a definitive agreement for a Company Superior Proposal; provided, however, that in the case of a Company Change of Recommendation due to a Company Superior Proposal, such actions may only be taken at a time that is after (A) the fifth (5th) Business Day following Orion’s receipt of written notice from the Company that the Board of Directors of the Company and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Company Superior Offer), (B) at the end of such period, the Board of Directors of the Company and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to this Agreement irrevocably committed to by Orion and after consultation with the Company’s outside legal counsel and financial advisors, that such Company Superior Offer remains a Company Superior Offer and (C) if requested by Orion during such five (5) Business Day period, the Company engages in good faith negotiations with Orion to amend this Agreement in such a manner that the offer that was determined to constitute a Company Superior Offer no longer constitutes a Company Superior Offer. During any such five (5) Business Day period, Orion shall be entitled to deliver to the Company one or more counterproposals to amend this Agreement so as to cause such Company Superior Offer to no longer be a Company Superior Offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and any such counterproposal shall trigger a new notice and negotiation period as provided above, except that the five (5) Business Day notice period shall instead be equal to two (2) Business Days.  For the avoidance of doubt, the Company’s decision to pursue an initial public offering or to consummate a merger transaction with another public company shall not constitute a Company Intervening Event for purposes of this Agreement.

(v)                                 Nothing in this Section 4.5 shall prohibit the Board of Directors of the Company from making any disclosure to the Company Stockholders (not constituting a Company Change in Recommendation), if, in the good faith judgment of the Board of Directors of Company, after consultation with its outside legal counsel, the taking such action or making such disclosure would be required to comply with its fiduciary duties under applicable Laws.

(b)                                 No Solicitation by Orion.

(i)                                    Except as permitted by this Section 4.5(b), without the prior written consent of Company, none of Orion, its Subsidiaries or any Representative of Orion or any of its Subsidiaries shall directly or indirectly (A) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Orion Acquisition Proposal (as defined below), (B) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any Person in connection with, any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Orion Acquisition Proposal, or (C) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Orion Acquisition Proposal, or enter into any agreement or agreement in principle requiring Orion to abandon, terminate or fail to consummate the transactions contemplated hereby or resolve, propose or agree to do any of the foregoing; provided, however, that prior to the approval of the Orion Stockholder Proposals at the Orion Stockholder Meeting, Orion may take the following actions in response to an unsolicited bona fide written Orion Acquisition Proposal received after the date of this Agreement that the Board of Directors of Orion has determined, in good faith, after consultation with its outside counsel and independent financial advisors, constitutes, or would reasonably be expected to lead to, an Orion Superior Offer: (1) furnish nonpublic information regarding Orion to the third party making the Orion Acquisition Proposal (an “Orion Qualified Bidder”); and (2) engage in discussions or negotiations with the Orion Qualified Bidder and its representatives with respect to such Orion Acquisition Proposal; provided that (w) Orion receives from the Orion Qualified Bidder an executed confidentiality agreement the terms of which are not less restrictive to such Person than those contained in the Confidentiality Agreement, and containing additional provisions that expressly permit Orion to comply with the terms of this Section 4.5 (a copy of such confidentiality agreement shall promptly, and in any event within twenty-four (24) hours, be provided to Company for informational purposes only), (x) Orion contemporaneously supplies to Company any such nonpublic information or access to any such nonpublic information to the extent it has not been previously provided or made available to Company, (y) neither Orion nor any Subsidiary or Representative of Orion or any Subsidiary has breached this Section 4.5, and (z) the Board of Directors of Orion determines in good faith, after consultation with its outside legal counsel, that taking such actions would be required to comply with the fiduciary duties of the Board of Directors of Orion under applicable Laws. Without limiting the generality of the foregoing, Orion acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of the Orion or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 4.5(b)(i) by Orion.

(ii)                                For purposes of this Agreement,

(A)                               “Orion Acquisition Proposal” means any proposal, indication of interest or offer for (i) a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination, share exchange, arrangement or consolidation, or any similar transaction involving Orion or its Subsidiaries, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other acquisition of twenty percent (20%) or more of the assets of Orion and its Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) a purchase, tender offer or other acquisition (including by way of merger, consolidation, share exchange, arrangement, consolidation or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of Orion (including securities of Orion currently beneficially owned by such Person); provided, however, that the term “Orion Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement or the transactions set forth on Schedule 4.5(b)(ii) solely to the extent that such transactions concern or relate to the Legacy Orion Assets. For the avoidance of doubt, no transaction structured as a merger or tender offer relating to Orion or any proposal, indication of interest or offer concerning or relating to, in addition to the Legacy Orion Assets, any additional securities, assets and/or other property shall constitute an Orion Acquisition Proposal for all purposes hereunder; and

(B)                               “Orion Superior Offer” shall mean an unsolicited bona fide Orion Acquisition Proposal (with all references to “twenty percent (20%)” in the definition of Orion Acquisition Proposal being treated as references to “one hundred (100%)” for these purposes) made by a third party that the Board of Directors of Orion determines in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account all financial, legal, regulatory, and other aspects of such Orion Acquisition Proposal (including the financing terms and the ability of such third party to finance such Orion Acquisition Proposal), (1) is more favorable from a financial point of view to the Orion Stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by Company in response to such Orion Superior Offer pursuant to and in accordance with Section 4.5(b)(iv) or otherwise), (2) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (3) is reasonably capable of being completed on the terms proposed without unreasonable delay and (4) includes termination rights exercisable by Orion on terms no less favorable to Orion than the terms set forth in this Agreement, all from a third party capable of performing such terms. Any Orion Acquisition Proposal from a Person that has previously negotiated with Orion, its Subsidiaries and/or the Representatives of it or its Subsidiaries for the purchase of the Legacy Orion Assets shall not constitute an Orion Superior Offer for purposes of this Agreement.

(iii)                            Except as otherwise provided in Section 4.5(b)(iv), neither the Board of Directors of Orion nor any committee of the Board of Directors of Orion shall fail to make, withhold, withdraw, amend, change or publicly propose to withhold, withdraw, amend or change in a manner adverse to Company, the Orion Recommendation, knowingly make any public statement inconsistent with such recommendation, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, propose publicly to approve, adopt or recommend any Orion Acquisition Proposal, or make any public statement inconsistent with its recommendation or fail to reaffirm the Orion Recommendation or fail to state publicly that the Merger and this Agreement are in the best interests of the Orion Stockholders, within five (5) Business Days after the Company requests in writing that such action be taken (any action described in this sentence being referred to as a  “Orion Change of Recommendation”).

(iv)                             Notwithstanding the foregoing, if at any time prior to the approval of the Orion Stockholder Proposals at the Orion Stockholder Meeting, (i) Orion receives an Orion Acquisition Proposal (not obtained or made as a direct or indirect result of a breach of this Agreement) that the Board of Directors of Orion concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes an Orion Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Orion Acquisition Proposal or the consequences thereof or (B) the fact, in and of itself, that Orion meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Orion that occurs or arises after the date of this Agreement that was neither known to Orion or Orion’s Board of Directors nor reasonably foreseeable as of the date of this Agreement (an “Orion Intervening Event”), and the Board of Directors of Orion determines in good faith (after consultation with outside legal counsel) that such Orion Change of Recommendation would be required to comply with the fiduciary duties of the Board of Directors of Orion under applicable Laws, the Board of Directors of Orion may (i) effect an Orion Change of Recommendation, and (ii) solely in the case of an Orion Change of Recommendation due to an Orion Superior Offer, terminate this Agreement in accordance with Section 9.1(k) in order to enter into a definitive agreement for an Orion Superior Offer; provided, however, in the case of an Orion Change of Recommendation due to an Orion Superior Proposal that such actions may only be taken at a time that is after (A) the fifth (5th) Business Day following Company’s receipt of written notice from Orion that the Board of Directors of Orion and/or a committee thereof is prepared to take such action (which notice will specify the material terms of the applicable Orion Superior Offer), and (B) at the end of such period, the Board of Directors of Orion and/or a committee thereof determines in good faith, after taking into account all amendments or revisions to this Agreement irrevocably committed to by Company and after consultation with Orion’s outside legal counsel and financial advisors, that such Orion Superior Offer remains an Orion Superior Offer and (C) if requested by the Company during such five (5) Business Day period, Orion engages in good faith negotiations with the Company to amend this Agreement in such a manner that the offer that was determined to constitute an Orion Superior Offer no longer constitutes an Orion Superior Offer.  During any such five (5) Business Day period, Company shall be entitled to deliver to Orion one or more counterproposals to amend this Agreement so as to cause such Orion Superior Offer to no longer be an Orion Superior Offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and any such counterproposal shall trigger a new notice and negotiation period as provided above, except that the five (5) Business Day notice period shall instead be equal to two (2) Business Days.

(v)                                 Nothing contained in this Agreement shall prohibit Orion or the Orion Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Orion or the Orion Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Orion is unable to take a position with respect to the bidder’s tender offer unless the Orion Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law; provided further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Orion Change of Recommendation unless the Orion Board of Directors expressly publicly reaffirms the Orion Recommendation (i) in such communication or (ii) within five (5) Business Days after being requested in writing to do so by the Company.

(c)                                  Both the Company and Orion shall notify the other no later than twenty-four (24) hours after receipt of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to a Company Acquisition Proposal or Orion Acquisition Proposal, respectively, and any such notice shall be made orally and in writing and shall indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact, including price, and the identity of the offeror.  Both the Company and Orion shall keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such Company Acquisition Proposal, Company Intervening Event, Orion Intervening Event or Orion Acquisition Proposal, respectively.

(d)                                 The Company and Orion shall, and shall cause each of their respective Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to, or that may reasonably be expected to lead to, a Company Acquisition Proposal or Orion Acquisition Proposal.

(e)                                  Each Party agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any “standstill” or similar agreement, including any “standstill” provision contained in any confidentiality agreement, to which such Party or any of its Subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of the other Party; provided, however, each Party may grant such waiver or release under any confidentiality, standstill or similar agreement to a third party if the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Laws.

Section 5.                                          ADDITIONAL AGREEMENTS OF THE PARTIES

5.1                                                 Disclosure Documents.

(a)                                 As promptly as practicable after the date of this Agreement, (i) Orion shall prepare and file with the SEC a proxy statement relating to the Orion Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Orion, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Orion Common Stock to be issued by virtue of the Merger which Registration Statement may or may not include, as determined by Orion and the Company, each acting in good faith, the shares of Orion Common Stock to be issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing.  Each of Orion and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Orion Common Stock pursuant to the Merger. Each of Orion, Merger Sub and the Company shall furnish all information concerning itself and their Subsidiaries, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.  Orion covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by the Company or its Subsidiaries to Orion for inclusion in the Registration Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Orion makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein. Orion shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC.  If Orion, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Orion Stockholders.

(b)                                 Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Orion shall provide the Company a reasonable opportunity to review and comment on such document or response and shall discuss with the Company and include in such document or response, comments reasonably and promptly proposed by the Company.  Orion will advise the Company, promptly after Orion receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Orion Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c)                                  The Company shall reasonably cooperate with Orion and provide Orion, and use its reasonable best efforts to cause its Representatives to provide, Orion and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding the Company that is required by Legal Requirement to be included in the Form S-4 or reasonably requested from the Company to be included in the Form S-4. Prior to filing of the Form S-4, Orion (and Merger Sub) and the Company shall use their respective reasonable best efforts to execute and deliver to Cooley and to Mintz the applicable “Tax Representation Letters” referenced in Section 5.10(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Orion and the Company shall use their respective reasonable best efforts to cause Cooley to deliver the Company, and to cause Mintz to deliver to Orion, a Tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(c) and Section 5.10(c).

5.2                         Stockholder Approval.

(a)                                                         Stockholders’ Consent.

(i)                                    Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall obtain the Company Stockholder Written Consent executed by the Company Minimum Holders and sufficient for the Company Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting this Agreement and approving the Merger and all other transactions contemplated hereby, including the conversion of the Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time, (ii) acknowledging that such adoption and approval of the Merger and the conversion of the Company Preferred Stock into Company Common Stock given thereby as of immediately prior to the Effective Time is irrevocable and that such stockholder is aware it may have the right to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.  Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve the Merger or the conversion of the Company Preferred Stock into Company Common Stock or this Agreement.

(ii)                                Except in the case of a Company Change in Recommendation

made in compliance with Section 4.5(a)(iv), the Company agrees that (i) the Company Board of Directors shall recommend that the Company’s stockholders vote (or take action by written consent) to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company’s Board of Directors that the Company’s stockholders approve the Merger being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company’s Board of Directors shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Orion, and no resolution by the Company’s Board of Directors or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Orion or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Company Acquisition Proposal shall be adopted or proposed.

(iii)                            Unless the Company Board of Directors has effected a Company Change of Recommendation made in compliance with Section 4.5 and terminated this Agreement to enter into a definitive agreement with respect to a Company Superior Offer pursuant to Section 9.1(l), the Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholders Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Acquisition Proposal or by any Company Change in Recommendation.

(iv)                             In connection with the solicitation of the Company Stockholder Written Consent from its stockholders to adopt this Agreement and approve the Merger, the Company shall furnish to Orion, as promptly as possible, and in any event within five (5) Business Days after receiving notice from Orion that the Registration Statement shall have been declared effective under the Securities Act, a copy of such executed Company Stockholder Written Consent.

(v)                                 Reasonably promptly following receipt of the Company Stockholder Written Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Board of Directors of the Company determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Company Charter and Company Bylaws and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a)(v) shall be subject to Orion’s advance review and reasonable approval.

(b)                                                         Orion Stockholder Meeting.

(i)                                    Orion shall take all action necessary in accordance with applicable Laws and the Orion Charter and Orion Bylaws to promptly call, give notice of, convene and hold a meeting of the Orion Stockholders (the “Orion Stockholder Meeting”) to consider and vote on proposals to adopt this Agreement and the Merger and to approve the issuance of the shares of Orion Common Stock by virtue of the Merger and an amendment to the Orion Charter to effect the Reverse Stock Split (collectively, the “Orion Stockholder Proposals”).  In addition, in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Orion shall seek advisory approval of a proposal to the Orion Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Orion’s named executive officers in connection with the completion of the Merger, if applicable.  Further, if requested by the Company, the Parties agree to use commercially reasonable efforts to include in the Proxy Statement an amendment to the Orion 2012 Stock Incentive Plan, as amended, increasing the amount of shares of Orion Common Stock issuable thereunder with share amounts recommended by the Company’s Board of Directors or a committee thereof.  The Orion Stockholder Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Orion in consultation with the Company) but in no event later than forty-five (45) days after the effective date of the Registration Statement.  If sufficient votes to obtain the Orion Stockholder Approvals have not been obtained as of the close of business on the business day prior to the scheduled date of the Orion Stockholder meeting, Orion shall have the right to adjourn or postpone the Orion Stockholder Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Orion Stockholder Meeting was scheduled.

(ii)                                Unless the Orion Board of Directors has effected an Orion Change of Recommendation in accordance with Section 4.5 and terminated this Agreement to enter into a definitive agreement with respect to an Orion Superior Offer pursuant to Section 9.1(k), Orion’s obligation to call, give notice of and hold the Orion Stockholder Meeting in accordance with Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Orion Acquisition Proposal, or by any Orion Change of Recommendation.

(iii)                            Except in the case of an Orion Change of Recommendation made in compliance with Section 4.5(b)(iv), Orion agrees that (i) the Board of Directors of Orion shall recommend that the Orion Stockholders approve the Orion Stockholder Proposals (the “Orion Recommendation”) and Orion shall include such Orion Recommendation in the Proxy Statement and (ii) the Orion Recommendation shall not be withdrawn or modified (and the Orion Board of Directors shall not publicly propose to withdraw or modify the Orion Recommendation) in a manner adverse to the Company, and no resolution by Orion’s Board of Directors or any committee thereof to withdraw or modify the Orion Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Orion Acquisition Proposal shall be adopted or proposed.

(c)                                  Except in the case of an Orion Change of Recommendation made in compliance with Section 4.5(b)(iv), Orion shall use its commercially reasonable efforts to solicit from the Orion Stockholders proxies in favor of the Orion Stockholder Proposals and shall take all other action necessary or advisable to secure the Orion Stockholder Approvals. Orion shall ensure that all proxies solicited in connection with the Orion Stockholder Meetings are solicited in material compliance with all applicable Laws. Orion, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

5.3                         Regulatory Approvals.  Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.  Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters.  The Company and Orion shall respond as promptly as is practicable to respond in compliance with:  (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

5.4                         Company Stock Options and Company Warrants.

(a)                                 At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Orion Common Stock, and Orion shall assume the Company Stock Option Plan and each such Company Stock Option in accordance with its terms (as in effect as of the date of this Agreement).  All rights with respect to Company Common Stock under Company Stock Options assumed by Orion shall thereupon be converted into rights with respect to Orion Common Stock.  Accordingly, from and after the Effective Time:  (i) each Company Stock Option assumed by Orion may be exercised solely for shares of Orion Common Stock; (ii) the number of shares of Orion Common Stock subject to each Company Stock Option assumed by Orion shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Stock Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Orion Common Stock; (iii) the per share exercise price for the Orion Common Stock issuable upon exercise of each Company Stock Option assumed by Orion shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Stock Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Stock Option assumed by Orion shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Stock Option shall otherwise remain unchanged; provided, however, that:  (A) to the extent provided under the terms of a Company Stock Option, such Company Stock Option assumed by Orion in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Orion Common Stock subsequent to the Effective Time; and (B) Orion’s Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company’s Board of Directors or any committee thereof with respect to each Company Stock Option assumed by Orion.  Notwithstanding anything to the contrary in this Section 5.4(a), the conversion of each Company Stock Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Orion Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Stock Option shall not constitute a “modification” of such Company Stock Option for purposes of Section 409A or Section 424 of the Code.

(b)                                 At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become a warrant to purchase Orion Common Stock, and Orion shall assume each such Company Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock under Company Warrants assumed by Orion shall thereupon be converted into rights with respect to Orion Common Stock.  Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Orion may be exercised solely for shares of Orion Common Stock; (ii) the number of shares of Orion Common Stock subject to each Company Warrant assumed by Orion shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Orion Common Stock; (iii) the per share exercise price for the Orion Common Stock issuable upon exercise of each Company Warrant assumed by Orion shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the

Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Orion shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Orion in accordance with this Section 5.4(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Orion Common Stock subsequent to the Effective Time.

(c)                                  Orion shall file with the SEC, promptly following the Effective Time, a registration statement on Form S-8, if available, for use by Orion, relating to the shares of Orion Common Stock issuable with respect to Company Stock Options assumed by Orion in accordance with Section 5.4(a).

(d)                                 Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary (under the Company Stock Option Plan, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.4.

5.5                         Orion Options.  Prior to the Closing, the Orion Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Orion Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time.   At the Effective Time, each Orion Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.

5.6                         Indemnification of Officers and Directors.

(a)                                 Subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Orion and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Orion or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Orion or of the Company (each, a “Proceeding”), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that the D&O Indemnified Party acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interests of Orion and the Surviving Corporation, as applicable, and, with respect to any criminal proceeding, the D&O Indemnified Party had no reasonable cause to believe such conduct was unlawful; provided, further, that, if applicable law so provides, no indemnification against such Costs shall be made in respect of any claim, issue or matter in such Proceeding as to which the director or officer shall have been adjudged to be liable to Orion or the Surviving Corporation unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.  Subject to applicable law, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Orion and the Surviving Corporation, jointly and severally, upon receipt by Orion or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Orion or the Surviving Corporation, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Such statement or statements shall reasonably evidence the expenses incurred by the D&O Indemnified Party.

(b)                                 The provisions of the Orion Charter and Orion Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Orion that are presently set forth in the Orion Charter and Orion Bylaws shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Orion, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Orion shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Orion Charter and Orion Bylaws.

(c)                                  From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company Charter or Company Bylaws and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Orion shall fulfill and honor in all respects the obligations of Orion to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Orion Charter or Orion Bylaws and pursuant to any indemnification agreements between Orion and such D&O Indemnified Parties that were in effect prior to the date of this Agreement, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)                                 From and after the Effective Time, Orion shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Orion. In addition, Orion shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Orion’s existing directors’ and officers’ insurance policies and Orion’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time.

(e)                                  From and after the Effective Time, Orion shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

(f)                                   The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Orion and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)                                 In the event Orion or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Orion or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6.  Orion shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

5.7                         Additional Agreements.

(a)                                 Subject to Section 5.7(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.  Without limiting the generality of the foregoing, but subject to Section 5.7(b), each Party to this Agreement:  (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement:  (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any Order relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or Order might not be advisable.

5.8                         Disclosure.  Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless:  (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Orion may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Orion in compliance with this Section 5.8.

5.9                         Listing.  At or prior to the Effective Time, Orion shall use its commercially reasonable efforts to cause the shares of Orion Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq market at or prior to the Effective Time. The Company will cooperate with Orion as reasonably requested by Orion with respect to the listing application for the Orion Common Stock and promptly furnish to Orion all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10                  Tax Matters.

(a)                                 Orion, Merger Sub and the Company shall use their respective reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken that would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)                                 This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).  Orion, Merger Sub and the Company shall treat, and shall not take any tax reporting position inconsistent with the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)                                  The Company shall use its reasonable best efforts to deliver to Cooley and Mintz a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(c) and signed by an officer of the Company, containing representations of the Company, and Orion (and Merger Sub) shall use their reasonable best efforts to deliver to Cooley and Mintz a “Tax Representation Letter,” dated as of the date of the Tax opinions referenced in Section 5.1(c) and signed by an officer of Orion (and Merger Sub), containing representations of Orion (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Cooley and Mintz to render the applicable tax opinions described in Section 5.1(c) of this Agreement.

(d)                                 All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law,  Orion will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Company shall use commercially reasonable efforts to provide Orion with evidence available to the Company reasonably satisfactory to Orion that such Transfer Taxes have been paid by the stockholders of the Company.

5.11                  Cooperation.  Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement, to cause the Closing  to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing. Specifically, in the event that the Parties elect not to have the Registration Statement include the shares of Orion Common Stock issued in exchange for shares of Company Common Stock issued in connection with the consummation of the Company Pre-Closing Financing, the Parties shall reasonably cooperate in obtaining and executing any amendments reasonably required to such Registration Statement, this Agreement and any other agreements contemplated herein to so reflect such election by the Parties.

5.12                  Directors.  Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 5.12 are elected or appointed, as applicable, to the positions of officers and directors of Orion and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 5.12 is unable or unwilling to serve as officer or director of Orion or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 5.12) shall designate a successor.

5.13                  Section 16 Matters.  Prior to the Effective Time, Orion shall take all such steps as may be required to cause any acquisitions of Orion Common Stock and any options to purchase Orion

Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Orion, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14                  Allocation Certificate. The Company will prepare and deliver to Orion at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer or Chief Administrative Officer of the Company in a form reasonably acceptable to Orion setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address of record; (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder; and (d) the number of shares of Orion Common Stock to be issued to such holder, or to underlie any Orion Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.15                  Reverse Split. Orion shall submit to the Orion Stockholders at the Orion Stockholder Meeting a proposal to approve and adopt an amendment to the Orion Charter to authorize the Board of Directors of Orion to effect a reverse stock split of all outstanding shares of Orion Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and Orion (the “Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.

5.16                  Preferred Stock.  The Company shall take all action required to effect the conversion of the Company Preferred Stock into Company Common Stock pursuant to the Company Stockholder Written Consent prior to the Closing Date.

5.17                  Stockholder Litigation.  Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Orion shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger, or the Contemplated Transactions and shall keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed.

5.18                  Termination of Contracts.  Orion shall use commercially reasonable efforts to (i) reasonably promptly terminate, assign or fully perform all Contracts to which Orion or its Subsidiaries are party (other than those Contracts listed on Schedule 5.18 or any other Contract that Orion and the Company agree shall not be subject to this Schedule 5.18) and (ii) fully satisfy, waive or otherwise discharge all obligations of Orion under such Contracts (other than those Contracts listed on Schedule 5.18 or any other Contract that Orion and the Company agree shall not be subject to this Schedule 5.18), in each case prior to Closing.

5.19                  Net Cash.  Within five (5) business days of the end of each calendar month, Orion shall provide the Company in writing a detailed calculation and accounting of Net Cash, calculated in accordance with Section 1.7, which shall be in a form identical to the sample calculation set forth on Exhibit G.

5.20                  Termination of Certain Agreements and Rights.  Except as set forth on Schedule 5.20, the Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Orion or the Surviving Corporation.

5.21                  Dissolution of Subsidiaries.  Orion shall use commercially reasonable efforts to wind-down the operations of and dissolve its Subsidiaries (other than those Subsidiaries listed on Schedule 5.21 or any other Subsidiary that Orion and the Company agree shall not be subject to this Section 5.21).

5.22                  Employee Health Coverage.

(a)                                 Effective as of the Closing, Orion will offer coverage under its group health plans (the “Company Group Health Plans”) to Orion employees and their eligible dependents, and to any M&A Qualified Beneficiaries (as that term is defined in Treas. Reg. Section 54.4980B-9, Q&A-4) with respect to the Contemplated Transactions (such employees, eligible dependents, and M&A Qualified Beneficiaries, the “Covered Individuals”) who are, in each case, eligible for such coverage.  Effective as of the Closing, Orion will use commercially reasonable efforts to (a) provide benefits under the Company Group Health Plans which are at least comparable in the aggregate to the benefits Covered Individuals were receiving under the group health plans sponsored or maintained by Orion (the “Orion Plans”) immediately prior to the Closing, (b) waive or cause to be waived any pre-existing limitations or conditions under Company Group Health Plans with respect to all Covered Individuals to the extent such limitations or conditions would have been waived, satisfied or not included under the corresponding Orion Plan, and (c) give credit under the Company Group Health Plans to the Covered Individuals for all out of pocket expenses (including deductibles and cost-sharing) paid by the Covered Individuals under the Orion Plans during the plan year in which the Closing occurs and prior to the Closing, provided that such expenses would be recognized under the corresponding Orion Plan and provided further that the Covered Individuals provide Orion with substantiation of such expenses reasonably acceptable to Orion, in each case, to the extent permitted under the applicable Company Group Health Plans.

(b)                                 Prior to the Closing, at the reasonable request of the Company, Orion will terminate any and all Orion Employee Programs, including any group health, dental, severance, separation or salary continuation plans, programs or arrangements, effective either immediately prior to the Closing or thereafter as specified by the Company and, at the request of the Company, Orion will provide the Company with evidence that such Orion Employee Programs have been so terminated pursuant to resolutions duly adopted by the Orion Board of Directors or the board of directors of a Subsidiary, as applicable.  Orion shall take such other actions in furtherance of terminating such Orion Employee Programs as the Company may reasonably require.

(c)                                  This Section 5.22 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.22, express or implied, shall confer upon any other Person, including any Covered Individual, any rights or remedies of any nature whatsoever under or by reason of this Section 5.22.  Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Company Group Health Plan, any Company Employee Program or any other plan, program, arrangement, agreement, policy or commitment.  The parties hereto acknowledge and agree that the terms set forth in this Section 5.22 shall not create any right in any Covered Individual, Company employee, Orion employee or any other Person to continued employment with the Company, Orion, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.

Section 6.                                          CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1                         No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and there shall not be any Law which has the effect of making the consummation of the Merger illegal.

6.2                         Stockholder Approval.  This Agreement, the Merger, the conversion of the Company Preferred Stock into Company Common Stock and the other Contemplated Transaction shall have been duly adopted and approved by the Company Stockholder Approval, and the Orion Stockholder Proposals shall have been duly approved by the Orion Stockholder Approval.

6.3                         No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.  There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Authority in which such Governmental Authority indicates that it intends to conduct any Legal Proceeding or taking any other action:  (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Orion, Merger Sub or the Company any damages or other relief that may be material to Orion or the Company; or (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Orion, (d) that would materially and adversely affect the right or ability of Orion or the Company to own the assets or operate the business of Orion or the Company or (e) seeking to compel Orion, the Company or any Subsidiary of the Company to dispose of or hold separate any material assets as result of the Merger.

6.4                         Effective Registration Statement and Proxy Statement.  The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC or any Governmental Authority.

6.5                         Listing.  (a) The existing shares of Orion Common Stock shall have been continually listed on the Nasdaq market as of and from the date of this Agreement through the Closing Date, (b) the approval of the listing of the additional shares of Orion Common Stock on the Nasdaq market shall have been obtained and (c) the shares of Orion Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq market.

Section 7.                                          ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF ORION AND MERGER SUB

The obligations of Orion and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Orion, at or prior to the Closing, of each of the following conditions:

7.1                         Accuracy of Representations.  The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). After giving effect to any update of or modification to the Company Disclosure Schedule made after the date of this Agreement, the Company Capitalization Representation shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct  has not had, and would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the Company Capitalization Representation), any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2                         Performance of Covenants.  Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3                         Consents.

(a)                                 All of the consents set forth on Schedule 7.3(a) shall have been obtained and shall be in full force and effect.

(b)                                 Any Permit or other consent required to be obtained by the Company under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

7.4                         Officers’ Certificate.  Orion shall have received a certificate executed by the Chief Executive Officer and General Counsel of the Company confirming that (a) the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5 and 7.6 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.14 is true and accurate in all respects as of the Closing Date..

7.5                         No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6                         Company Pre-Closing Financing.  The Company Pre-Closing Financing shall have been consummated and the Company shall have received the proceeds of the Company Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement and any other Company Pre-Closing Financing Agreement.

7.7                         FIRPTA Certificate.  Orion shall have received from the Company a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Orion.

7.8                         Other Deliveries.  Orion shall have received: (a) certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions.

7.9                         Company Lock-Up Agreements.  The Company Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

7.10                  Preferred Stock Conversion.  The Company Preferred Stock shall have been converted into Company Common Stock.

7.11                  Termination of Investor Agreements.  The Investor Agreements shall have been terminated.

Section 8.                                          ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1                         Accuracy of Representations.  Each of the Orion Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). After giving effect to any update of or modification to the Orion Disclosure Schedule made after the date of this Agreement, the Orion Capitalization Representation shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Orion and Merger Sub contained in this Agreement (other than the Orion Fundamental Representations and the Orion Capitalization Representation) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct has not had, and would not reasonably be expected to have an Orion Material Adverse Effect (without giving effect to any references therein to any Orion Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the Orion Capitalization Representation), any update of or modification to the Orion Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2                         Performance of Covenants.  All of the covenants and obligations in this Agreement that Orion or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3                         Consents.

(a)                                 All the consents set forth on Schedule 8.3 shall have been obtained and shall be in full force and effect.

(b)                                 Any Permit or other consent required to be obtained by Orion under any applicable antitrust or competition Law or regulation or other Law shall have been obtained and shall remain in full force and effect.

8.4                         Documents.  The Company shall have received the following documents, each of which shall be in full force and effect:

(a)                                 a certificate executed by the Chief Executive Officer of Orion confirming that the conditions set forth in Sections 8.1, 8.2, 8.3 and 8.5 have been duly satisfied.

(b)                                 written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Orion who are not to continue as officers or directors of Orion pursuant to Section 5.12 hereof.

8.5                         No Orion Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Orion Material Adverse Effect.

8.6                         Other Deliveries.  The Company shall have received (a) certificates of good standing of Orion in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, (b) certified charter documents, and (c) certificates as to the incumbency of officers and the adoption of authorizing resolutions).

8.7                         Orion Lock-Up Agreements.  The Orion Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.8                         Net Cash.  The Net Cash calculation shall be finally determined in accordance with Section 1.7 and such Net Cash calculation shall be at least equal to $35.0 million.

8.9                         Board of Directors.  The Board of Directors of Orion shall be constituted as set forth in Section 5.12 of this Agreement effective as of the Effective Time.

8.10                  Orion Agreements.  The Contracts set forth on Schedule 8.10 shall have been terminated, or, to the extent such Contracts have not been terminated as of the Closing, notice of termination shall have been given and any liabilities associated with such termination shall have been accounted for in the Net Cash calculation.

8.11                  10-Q. Orion shall have filed with the SEC its Current Report on Form 10-Q for the quarter ended September 30, 2018 in a form that complies in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

Section 9.                                          TERMINATION

9.1                         Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Merger and issuance of Orion Common Stock in the Merger by Orion’s stockholders, unless otherwise specified below):

(a)                                 by mutual written consent of Orion and the Company duly authorized by the Boards of Directors of Orion and the Company;

(b)                                 by either Orion or the Company if the Merger shall not have been consummated by February 8, 2019 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that, subsequent to the Drop Dead Date, Net Cash is still being determined in accordance with Section 1.7, either Party shall be entitled to extend the date for termination of this Agreement pursuant to Section 9.1(b) until the date that is two (2) Business Days from the date that Net Cash is finally determined pursuant to Section 1.7; provided, further, however, that, in the event that the Registration Statement and/or Proxy Statement is still being reviewed or commented on by the SEC, either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days;

(c)                                  by either Orion or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)

(i)                                    by Orion if the Company Stockholder Approval shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act;

(ii)                                by the Company if (A) the Board of Directors of the Company has effected a Company Change of Recommendation and (B) the Company Stockholder Approval shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act;

(e)                                  by either Orion or the Company if (i) the Orion Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and Orion’s stockholders shall have taken a final vote on the Orion Stockholder Proposals and (ii) the Orion Stockholder Proposals shall not have been approved at the Orion Stockholders Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Orion where the failure to obtain the Orion Stockholder Approval shall have been caused by the action or failure to act of Orion and such action or failure to act constitutes a material breach by Orion of this Agreement;

(f)                                   by the Company (at any time prior to the approval of the Orion Stockholder Proposals) if an Orion Triggering Event shall have occurred;

(g)                                 by Orion (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company

Triggering Event shall have occurred;

(h)                                 by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Orion or Merger Sub set forth in this Agreement, or if any representation or warranty of Orion or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Orion’s or Merger Sub’s representations and warranties or breach by Orion or Merger Sub is curable by Orion or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Orion or Merger Sub of such breach or inaccuracy and (ii) Orion or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Orion or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Orion or Merger Sub is cured prior to such termination becoming effective);

(i)                                    by Orion, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Orion is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Orion to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Orion to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j)                                    by Orion, at any time, if (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Orion irrevocably confirms by written notice to the Company that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.6, has been satisfied or that Orion is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.6 (i.e., consummation of the Company Pre-Closing Financing); provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.6 has not been satisfied within twenty-one calendar days after delivery of the written notice from Orion to the Company pursuant to clause (ii) of this Section 9.1(j);

(k)                                 by Orion in connection with Orion entering into a definitive agreement to effect a Orion Superior Offer; or

(l)                                    by the Company in connection with the Company entering into a definitive agreement to effect a Company Superior Offer.

9.2                         Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3                         Expenses; Termination Fees.

(a)                                 Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Orion and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b)                                 If (i) (A) this Agreement is terminated by Orion or the Company pursuant to Section 9.1(e), or (B) this Agreement is terminated by the Company pursuant to Section 9.1(h), (ii) at any time after the date of this Agreement and prior to the Orion Stockholders Meeting an Orion Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the Board of Directors of Orion (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, Orion enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Orion shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $3,000,000 (the “Company Termination Fee”), less any amount previously paid to the Company pursuant to Section 9.3(g), plus any amount payable to the Company pursuant to Section 9.3(i).

(c)                                  If (i) (A) the Board of Directors of the Company has effected a Company Change of Recommendation and (B) this Agreement is terminated by either Orion pursuant to Section 9.1(d)(i) or the Company pursuant to Section 9.1(d)(ii) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(l), the Company shall pay to Orion, concurrent with such termination, a nonrefundable fee in the amount equal to $15,000,000, in addition to any amount payable to Orion pursuant to Section 9.3(i).

(d)                                 If (i) (A) the Board of Directors of the Company has not effected a Change of Recommendation and this Agreement is terminated by Orion pursuant to Section 9.1(d)(i) or (B) this Agreement is terminated by Orion pursuant to Section 9.1(i), (ii) at any time after the date of this Agreement and before obtaining the Company Stockholder Approval a Company Acquisition Proposal shall have been publicly announced, disclosed or otherwise communicated to the Board of Directors of the Company (and shall not have been withdrawn), and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Orion, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $3,000,000, less any amount previously paid to Orion pursuant to Section 9.3(h), plus any amount payable to Orion pursuant to Section 9.3(i).

(e)                                  If this Agreement is terminated by Orion pursuant to Section 9.1(g), then the Company shall pay to Orion, concurrent with such termination, a nonrefundable fee in an amount equal to $15,000,000, in addition to any amount payable to Orion pursuant to Section 9.3(i).

(f)                                   If (i) this Agreement is terminated by Orion pursuant to Section 9.1(k) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(f), then Orion shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(i).

(g)                                 (i) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(h) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of an Orion Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Orion’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Orion), then Orion shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Orion true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors.

(h)                                 (i) If this Agreement is terminated by Orion pursuant to Section 9.1(i) or 9.1(j)or (ii) in the event of the failure of Orion to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5, (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Orion, are capable of being satisfied by Orion or have been waived by the Company), the Company shall reimburse Orion for all Third Party Expenses incurred by Orion up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Orion submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Orion except for reasonably documented out-of-pocket expenses otherwise reimbursable by Orion to such financial advisors pursuant to the terms of Orion’s engagement letter or similar arrangement with such financial advisors.

(i)                                    If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(j)                                    The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Orion or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion.  Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.  Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 10.                                   MISCELLANEOUS PROVISIONS

10.1                  Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Merger Sub and Orion contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2                  Amendment.  This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Orion at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of the Merger or issuance of shares of Orion Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of the stockholders of such Party without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Orion.

10.3                  Waiver.

(a)                                 No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                                 Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4                  Entire Agreement; Counterparts; Exchanges by Facsimile.  This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf’ shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5                  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.  In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties:  (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement and (vi) irrevocably waives the right to trial by jury.

10.6                  Attorneys’ Fees.  In any action at Law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7                  Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than:  (a) the parties hereto; and (b) the directors and officers of the Company referred to in Section 5.6(a) to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8                  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Orion or Merger Sub:

OvaScience, Inc.

9 Fourth Avenue

Waltham, Massachusetts 02451

Telephone:  (617) 500-2802

Email: ckroeger@ovascience.com

Attention:  Christopher Kroeger, M.D., M.B.A.

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts  02111
Fax:  (617) 542-2241

Attention:           William C. Hicks, Esq.

Megan N. Gates, Esq.

Daniel A. Bagliebter, Esq.

Email: WCHicks@mintz.com; MGates@mintz.com; DABagliebter@mintz.com if to the Company:

Millendo Therapeutics, Inc.

301 N. Main Street, Suite 100

Ann Arbor, MI 48104

Telephone:  (734) 845-9100

Fax:  (734) 332-6198

Attention:  Julie C. Owens Ph.D.

Email: owens@millendo.com

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston St.

Boston, Massachusetts 02116

Telephone:  617-937-2319

Fax:  617-937-2400

Attention:  Miguel J. Vega, Esq.

Email: mvega@cooley.com

10.9                  Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11           Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12           Construction.

(a)                                 For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)                                 The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)                                  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)                                 Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)                                  The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

OVASCIENCE, INC.

By:	/s/ Christopher Kroeger
Name:	Christopher Kroeger
Title:	President and Chief Executive Officer

ORION MERGER SUB, INC.

By:	/s/ Christopher Kroeger
Name:	Christopher Kroeger
Title:	President

MILLENDO THERAPEUTICS, INC.

By:	/s/ Julia Owens
Name:	Julia Owens
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

Definitions

“Accounting Firm” has the meaning set forth in Section 1.7(e).

“Affiliate” means with respect to any Person, any other Person controlling, controlled by, or under common control with such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Allocation Certificate” has the meaning set forth in Section 5.14.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein.

“Anticipated Closing Date” has the meaning set forth in Section 1.7(a).

“Business Day” means any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by Laws to be closed in the Commonwealth of Massachusetts.

“Cash Determination Time” has the meaning set forth in Section 1.7(a).

“Certificate of Merger” has the meaning set forth in Section 1.3

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” has the meaning set forth in Section 4.5(a)(ii)(A).

“Company Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents materially pertaining to the tenancy at each such parcel of the Company Leased Real Property that materially affect or would reasonably be likely to materially affect the tenancy at any Company Leased Real Property.

“Company Balance Sheet” has the meaning set forth in Section 2.5(a).

“Company Board Recommendation” has the meaning set forth in Section 5.2(a)(ii).

“Company Business” means the business of the Company and any Subsidiary as currently conducted and currently proposed to be conducted.

“Company Bylaws” has the meaning set forth in Section 2.1(a).

“Company Capitalization Representation” shall mean the representations and warranties of the Company set forth in Section 2.2.

“Company Capital Stock” means the Company Common Shares and Company Preferred Stock.

“Company Charter” has the meaning set forth in Section 2.1(a).

“Company Class Common-1 Stock” means the class-1 common Stock, $0.001 par value per share, of the Company.

“Company Common Shares” means collectively the Company Common Stock and the Company Class Common-1 Stock.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company. “Company Contingent Workers” has the meaning set forth in Section 2.15(b).

“Company Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which the Company is a party.

“Company Copyrights” has the meaning set forth in Section 2.9(a).

“Company Disclosure Schedule” has the meaning set forth in Section 2.

“Company Employee Program” has the meaning set forth in Section 2.14(a).

“Company Financial Statements” has the meaning set forth in Section 2.5(a).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a), 2.1(b), 2.3, 2.24 and 2.25.

“Company Intellectual Property” means all Intellectual Property owned or purportedly owned by or exclusively licensed to the Company or any of its Subsidiaries, used or held for use by the Company or any of its Subsidiaries in the Company Business and all Company Products, or developed for the Company or a Subsidiary by full or part time employees or consultants of the Company or the Subsidiaries.  “Company Intellectual Property” includes, without limitation, Company Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.

“Company Lease” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of the Company Leased Real Property.

“Company Leased Real Property” means the real property leased, subleased or licensed by the Company or its Subsidiaries that is related to or used in connection with the Company Business, and the real property leased, subleased or licensed by the Company or its Subsidiaries as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by the Company or its Subsidiaries, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Company Licenses-In” has the meaning set forth in Section 2.9(a).

“Company Licenses-Out” has the meaning set forth in Section 2.9(a).

“Company Marks” has the meaning set forth in Section 2.9(a).

“Company Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which the Company or its Subsidiaries operate to the extent they do not disproportionately affect the Company and its Subsidiaries, taken as a whole;  (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of Orion or Merger Sub or expressly required by this Agreement; (v) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof; and (vi) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events; or (b) prevent or materially delay the ability of Company to consummate the Contemplated Transactions.

“Company Material Contract” has the meaning set forth in Section 2.10.

“Company Minimum Holders” means the (i) holders of at least a majority of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis and (ii) holders of at least a majority of the outstanding shares of Company Preferred Stock voting together as a single class, on an as-converted basis.

“Company Owned Real Property” means the real property in which the Company or its Subsidiaries has any fee title (or equivalent).

“Company Patents” has the meaning set forth in Section 2.9(a).

“Company Permits” has the meaning set forth in Section 2.12(b).

“Company Qualified Bidder” has the meaning set forth in Section 4.5(a)(i).

“Company Pre-Closing Financing” means an acquisition of Company Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to the Company of at least $25.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) but not to exceed $95.5 million plus €4 million (inclusive of any proceeds raised pursuant to the sale of convertible promissory notes issued after the date of this Agreement) at a price per share of not less than $1.49776.

“Company Pre-Closing Financing Agreements” means the Subscription Agreement and any other agreement contemplating the Company Pre-Closing Financing reasonably acceptable to Orion.

“Company Preferred Stock” means the preferred stock, $0.001 par value per share, of the Company.

“Company Products” has the meaning set forth in Section 2.12(b).

“Company Put/Call Agreement” means that certain Shareholders and Option Agreement of Millendo SAS, dated December 19, 2017, as may be amended from time to time.

“Company Regulatory Agency” has the meaning set forth in Section 2.12(b).

“Company Stock Certificate” has the meaning set forth in Section 1.6.

“Company Stock Option” or “Company Stock Options” means options to purchase Company Common Stock issued under any of the Company Stock Option Plans.

“Company Stock Option Plans” means the Atterocor, Inc. 2012 Stock Plan, as adopted by the Company, and as may be amended from time to time.

“Company Stockholder Approval” has the meaning set forth in Section 2.24.

“Company Stockholder Written Consent” means (a) the irrevocable adoption of this Agreement and approval of the Merger and (b) specified undertakings, representations, warranties, releases and waivers, pursuant to a written consent in a form reasonably acceptable to Orion, signed by the Company Minimum Holders, pursuant to and in accordance with the applicable provisions of the DGCL and the Company Charter.

“Company Stockholders” shall mean the holders of the capital stock of the Company immediately prior to the Effective Time.

“Company Superior Offer” has the meaning set forth in Section 4.5(a)(ii)(B).

“Company Trade Secrets” has the meaning set forth in Section 2.9(k).

“Company Triggering Event” shall be deemed to have occurred if: (a) the Board of Directors of the Company or any committee thereof shall have withheld, amended, withdrawn or modified the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Orion or approved, endorsed or recommended any Company Acquisition Proposal; (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Company Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5(a)); or (c) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.5(a) or Section 5.2(a) of this Agreement.

“Company Voting Agreements” has the meaning set forth in the Recitals.

“Company Warrants” means the warrants listed on Section 2.2(d) of the Company Disclosure Schedule.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of May 10, 2018, by and between the Company and Orion.

“Contemplated Transactions” means the transactions proposed under this Agreement, including the Merger and Reverse Stock Split.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement,

arrangement, understanding, obligation, commitment or instrument that is legally binding, whether written or oral.

“Cooley” means Cooley LLP.

“Costs” has the meaning set forth in Section 5.6(a).

“Delivery Date” has the meaning set forth in Section 1.7(a).

“DGCL” means the Delaware General Corporation Law.

“Dispute Notice” has the meaning set forth in Section 1.7(b).

“Dissenting Shares” has the meaning set forth in Section 1.9(a).

“D&O Indemnified Parties” has the meaning set forth in Section 5.6(a).

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other written employee benefit plans, agreements, and arrangements not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors.  In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, attachment, hypothecation, lien (statutory or otherwise), violation, charge, lease, license, option, right of first offer, right of first refusal, encumbrance, encroachment, servient easement, right of way, deed restriction, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind or charge of any kind (including, without limitation, any conditional sale or title retention agreement or lease in the nature thereof) or any agreement to file any of the foregoing, any sale of receivables with recourse against either the Company or the Orion, as the case may be, or any subsidiary, stockholder or Affiliate thereof, and any filing or agreement to file any financing statement as debtor under the Uniform Commercial Code or any similar statute.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” means Laws relating to protection of the Environment or the protection of human health as it relates to the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar foreign, federal, state and local Laws as in effect on the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning ascribed thereto in Sections 2.14(h)(ii) and 3.14(h)(ii) hereof, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.8(a).

“Exchange Fund” has the meaning set forth in Section 1.8(a).

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•                  “Aggregate Valuation” means the sum of (a) the Company Valuation, plus (b) the Orion Valuation.

•                  “Company Valuation” means the sum of (a) $191,925,006 and (b) the aggregate proceeds received by the Company in the Pre-Closing Financing prior to the Effective Time.

•                  “Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•                  “Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Orion Shares by (ii) the Company Allocation Percentage.

•                  “Company Outstanding Shares” means, subject to Section 1.5(e), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the consummation of the Company Pre-Closing Financing and the issuance of all Company Capital Stock pursuant to the Company Pre-Closing Financing Agreements, and (iii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time.

•                  “Orion Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Orion Valuation by (ii) the Aggregate Valuation.

•                  “Orion Outstanding Shares” means, subject to Section 1.5(e), (i) the total number of shares of Orion Common Stock outstanding immediately prior to the Effective Time, plus (ii) the total number of Orion Stock Options to be included in this calculation calculated in accordance with Exhibit H hereto, plus (iii) without duplication of the aforementioned clause (ii) any Orion Stock Options issued after June 27, 2018, plus (iv) other than pursuant to the exercise of Orion Stock Options, the issuance of shares of Company Common Stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, plus (v) any shares of Orion Common Stock or securities directly or indirectly exercisable or convertible therefor the issuance of which is subject to an outstanding obligation of Orion or any its Subsidiaries.

•                  “Orion Valuation” means $47,500,000 (as adjusted pursuant to Section 1.7(f)).

•                  “Post-Closing Orion Shares” mean the quotient determined by dividing (i) the Orion Outstanding Shares by (ii) the Orion Allocation Percentage.

For the avoidance of doubt and for illustrative purposes only, a sample “Exchange Ratio” calculation is attached hereto as Exhibit J.

“FDA” has the meaning set forth in Section 2.12(b).

“FDCA” has the meaning set forth in Section 2.12(b).

“Form S-4” has the meaning set forth in Section 5.1(a).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” means any U.S. or foreign, federal, state, or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“Health Care Law” has the meaning set forth in Section 2.12(c).

“Indebtedness” means Liabilities (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments, (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (d) of others secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (e) under leases required to be accounted for as capital leases under GAAP, or (f) guarantees relating to any such Liabilities.  Notwithstanding the foregoing, for all purposes hereunder, Indebtedness shall not include any payables among the Company or any of its Subsidiaries, and guarantees, if any, among the Company or any of its Subsidiaries in connection with transfer pricing arrangements.

“Intellectual Property” means any and all of the following, as they exist throughout the world: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”);  (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“Investor Agreements” has the meaning set forth in Section 5.20.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of Orion” means the actual knowledge of any executive officer of Orion, after due inquiry by each such individual of each such individual’s direct reports.

“Knowledge of the Company” means the actual knowledge of any executive officer of the Company, after due inquiry by each such individual of each such individual’s direct reports.

“Law” or “Laws” means any federal, state, local, municipal, foreign (including foreign political subdivisions) or other law, Order, statute, constitution, principle of common law or equity, resolution, ordinance, code, writ, edict, decree, consent, approval, concession, franchise, permit, rule, regulation, judicial or administrative ruling, franchise, license, judgment, injunction, treaty, convention or other governmental certification, authorization or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or security and put into effect by or under the authority of a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or security.

“Legacy Orion Assets” means the technology and intellectual property of Orion in existence on the date of this Agreement, excluding, any assets, licenses or software reasonably necessary or desirable for Orion to perform its Tax, accounting, human resource and/or finance functions as well as any ongoing financial reporting and administration. For the avoidance of doubt, the Legacy Orion Assets do not include any shares of capital stock of Orion or any of the items set forth on Schedule A.

“Legacy Orion Assets Proceeds” means the proceeds received by Orion in connection with the sale, license or other disposition of the Legacy Orion Assets prior to the Closing (net of any amounts that would be required to satisfy any liabilities (including Taxes) or other obligations attributable to the sale, license or other disposition of Legacy Orion Assets).

“Legal Proceeding” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

“Liability” has the meaning set forth in Section 2.11.

“Manufacturing” includes (i) the qualification of suppliers and raw materials; (ii) the purchasing, testing, qualification, storage, issuance and use of ingredients, raw materials, and components; (iii) the generation of intermediate materials, bulk solutions, assemblies, and finished products; and (iv) the testing, release, and distribution of finished products.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Mintz” means Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

“Multiemployer Plan” means an employee pension benefit plan or welfare benefit plan described in Section 4001(a)(3) of ERISA.

“Net Cash” shall mean the sum of (a) (without duplication) in each case of the Cash Determination Time, (i) Orion’s unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits and prepaid expenses, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Orion’s audited financial statements and unaudited interim balance sheet, including the Legacy Orion Assets Proceeds to the extent not distributed to the Orion Stockholders immediately prior to the Merger (it being understood that any outstanding letters of credit shall not constitute unrestricted cash and cash equivalents, marketable securities, accounts receivable, interest and other receivables, deposits or prepaid expenses), (ii) expenses paid, or liabilities incurred, prior to Closing, that are approved and guaranteed in writing (without conditions) to be paid to Orion pursuant to any directors’ and officers’ insurance policy, and (iii) an amount up to $100,000 associated with reasonable and documented expenses related to Orion’s acceleration of the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, minus (b) the sum of (without duplication) in each case as of the Cash Determination Time (i) Orion’s accounts payable and accrued expenses (other than accrued expenses which are Orion Transaction Expenses), Orion’s and its Subsidiaries’ other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Orion’s audited financial statements and unaudited interim balance sheet, (ii) without regard to treatment in the Company’s financial statements, any amounts (net of any amounts that are approved and guaranteed in writing (without conditions) to be paid to Orion pursuant to any directors’ and officers’ insurance policy) that are owed to or reasonably claimed by current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise) including, for the avoidance doubt, any amounts owed to or claimed by the Persons set forth on Schedule B, (iii) any unpaid Orion Transaction Expenses, (iv) any notice, termination or consent payments, fines or other payments to be made by Orion in order to terminate any existing Contract to which Orion is a party, including, the expected payments set forth on Schedule B, (v) unpaid Indebtedness, (vi) any Outstanding Lease Obligations and (vii) all accrued and unpaid Taxes of Orion and its Subsidiaries (estimated with respect to current Tax liabilities), all Tax liabilities attributable to the Orion Transaction Expenses, and all Tax liabilities attributable to the transactions contemplated by Section 5.21, and an estimate, reasonably prepared by Orion (such preparation to be in a manner reasonably approved by the Company), of all Tax liabilities that would become due and payable if any of Orion’s Subsidiaries (other than those Subsidiaries listed on Schedule 5.21 or any other Subsidiary that Orion and the Company agreed are not subject to Section 5.21) that will not be liquidated as of the Closing were to liquidate immediately before the Closing.  Notwithstanding the foregoing, in no case shall Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares. A sample calculation of Net Cash and its corresponding definitions including Orion Transaction Expenses and Indebtedness is set forth on Exhibit G for illustrative purposes only.

“Net Cash Calculation” has the meaning set forth in Section 1.7(a).

“Net Cash Schedule” has the meaning set forth in Section 1.7(a).

“Official” has the meaning set forth in Section 2.22.

“Ordinary Course of Business” shall mean, in the case of each of the Company and Orion, such actions taken in the ordinary course of its normal operations and consistent with its past practices (which,

in the case of Orion, shall include the potential wind down of its operations and which shall include any activities related to the sale, license or other disposition of the Legacy Orion Assets).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Orion” has the meaning set forth in the Preamble.

“Orion Acquisition Proposal” has the meaning set forth in Section 4.5(b)(ii)(A).

“Orion Ancillary Lease Documents” means all subleases, overleases and other ancillary agreements or documents pertaining to the tenancy at each such parcel of the Orion Leased Real Property that materially affect or may materially affect the tenancy at any Orion Leased Real Property.

“Orion Business” means the business of Orion and any Subsidiary as currently conducted and currently proposed to be conducted.

“Orion Bylaws” means the Third Amended and Restated By-laws of Orion, as amended and in effect on the date of this Agreement.

“Orion Capitalization Representation” shall mean the representations and warranties of the Company set forth in Section 3.2.

“Orion Change of Recommendation” has the meaning set forth in Section 4.5(b)(iii).

“Orion Charter” means the Restated Certificate of Incorporation of Orion, as amended and in effect on the date of this Agreement.

“Orion Collar Range” means a range between (and inclusive of) $40,000,000 and $42,000,000.

“Orion Common Stock” means the common stock, par value $0.001 per share, of Orion.

“Orion Contract” means any Contract together with any amendments, waivers or other modifications thereto, to which Orion is a party.

“Orion Copyrights” has the meaning set forth in Section 3.9(a).

“Orion Contingent Workers” has the meaning set forth in Section 3.15(b).

“Orion Deficiency Amount” means $41,000,000 minus the final Net Cash, as determined in accordance with Section 1.7, but only to the extent such final Net Cash is less than $40,000,000.

“Orion Disclosure Schedule” has the meaning set forth in Section 3.

“Orion Employee Programs” has the meaning set forth in Section 3.14(a).

“Orion Excess Amount” means the amount equal to the final Net Cash, as determined in accordance with Section 1.7, minus $41,000,000, but only to the extent such final Net Cash is greater than $42,000,000.

“Orion Financial Statements” has the meaning set forth in Section 3.5(c).

“Orion Fundamental Representations” shall mean the representations and warranties of Orion and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.3, 3.24 and 3.25.

“ Orion Intellectual Property” means all Intellectual Property owned by Orion or any of its Subsidiaries or used or held for use by Orion or any of its Subsidiaries in the Orion Business and all Orion Products.  “Orion Intellectual Property” includes, without limitation, Orion Products, Orion Patents, Orion Marks and Orion Copyrights.

“Orion Leased Real Property”  means the real property leased, subleased or licensed by Orion, or any Subsidiary thereof, that is related to or used in connection with the Orion Business, and the real property leased, subleased or licensed by Orion or any Subsidiary thereof, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by Orion or any Subsidiary thereof, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon.

“Orion Leases” means the lease, license, sublease or other occupancy agreements and all amendments, modifications, supplements, and assignments thereto, together with all exhibits, addenda, riders and other documents constituting a part thereof for each parcel of Orion Leased Real Property.

“Orion Licenses-In” has the meaning set forth in Section 3.9(a).

“Orion Licenses-Out” has the meaning set forth in Section 3.9(a).

“Orion Marks” has the meaning set forth in Section 3.9(a).

“Orion Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of facts that, individually or when taken together with any other such change, circumstance, condition, development, effect, event, occurrence, result or state of facts, has or would reasonably be expected to (a)  have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Orion and its Subsidiaries, taken as a whole, except that none of the following shall be taken into account in determining whether there has been an Orion Material Adverse Effect: (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disaster or otherwise) to the extent they do not disproportionately affect Orion and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which Orion operates to the extent they do not disproportionately affect Orion and its Subsidiaries, taken as a whole;  (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions or compliance with the terms of this Agreement; (iv) any specific action taken at the written request of the Company or expressly required by this Agreement; (v) any changes in or affecting research and development, clinical trials or other drug development activities conducted by or on behalf of Orion or its Subsidiaries in respect of Orion Products (it being understood, however, that any Liability related to or caused by any such changes may be taken into account in determining whether an Orion Material Adverse Effect has occurred,); (vi) continued losses from operations or decreases in cash balances of Orion or any of its Subsidiaries or on a consolidated basis among Orion and its Subsidiaries; (vii) any change in the stock price or trading volume of Orion Common Stock (it being understood, however, that any change, circumstance, condition, development, effect, event, occurrence, result or state of facts causing or contributing to any change in stock price or trading volume of Orion Common Stock may be taken into account in determining whether an Orion Material Adverse Effect has occurred, unless such change, circumstance, condition, development, effect, event, occurrence, result or state of facts are otherwise excepted from this definition); and (viii) any change in GAAP, applicable accounting principles or applicable Law or the interpretation thereof and (ix) the commencement or continuation of war, terrorism or hostilities, or natural disasters or political events or (b) prevent or materially delay the ability of Orion and Merger Sub to consummate the Contemplated Transactions.

“Orion Material Contract” has the meaning set forth in Section 3.10.

“Orion Owned Real Property” means the real property in which Orion or any of its Subsidiaries has any fee title (or equivalent).

“Orion Patents” has the meaning set forth in Section 3.9(a).

“Orion Permits” has the meaning set forth in Section 3.12(b).

“Orion Preferred Stock” means the preferred stock, par value $0.001 per share, of Orion.

“Orion Products” has the meaning set forth in Section 3.12(b).

“Orion Qualified Bidder” has the meaning set forth in Section 4.5(b)(i).

“Orion Recommendation” has the meaning set forth in Section 5.2(b)(ii).

“Orion Regulatory Agency” has the meaning set forth in Section 3.12(b).

“Orion SEC Reports” has the meaning set forth in Section 3.5(a).

“Orion Stock Option Plans” means Orion’s 2011 Stock Incentive Plan and the 2012 Stock Incentive Plan, each as amended from time to time.

“Orion Stock Options” means options to purchase Orion Common Stock issued under any of the Orion Stock Option Plans.

“Orion Stockholder Approval” has the meaning set forth in Section 3.24.

“Orion Stockholder Meeting” has the meaning set forth in Section 5.2(b)(i).

“Orion Stockholder Proposals” has the meaning set forth in Section 5.2(b)(i).

“Orion Stockholders” shall mean the holders of the capital stock of Orion immediately prior to the Effective Time.

“Orion Superior Offer” has the meaning set forth in Section 4.5(b)(ii)(B).

“Orion Transaction Expenses” shall mean the sum of (a) the cash cost of any change of control, bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention (including all Retention Plan Payments) or similar payments (whether “single trigger” or “double trigger”) whether or not matured or paid or payable as of the time of the Closing by Orion or its affiliates regardless of whether they are or become due in connection with the consummation of the Contemplated Transactions or the termination of any such Persons and that are unpaid as of the Closing, and (b) any costs, fees and expenses incurred by Orion (including any bonus, severance (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), change of control or similar obligations, tail policies and similar items), or for which Orion is liable, in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel, exchange agent, proxy solicitor, transfer agent, consultants, Representatives or accountants payable by Orion.

“Orion Triggering Event” shall be deemed to have occurred if: (a) Orion shall have failed to include in the Proxy Statement the Orion Recommendation or shall have made an Orion Board Adverse Recommendation Change; (b) the Board of Directors of Orion or any committee thereof shall have approved, endorsed or recommended any Orion Acquisition Proposal; (c) Orion shall have entered into any letter of intent or similar document or any Contract relating to any Orion Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5(b)); or (d) Orion or any director or officer of Orion shall have willfully and intentionally breached the provisions set forth in Section 4.5(b) or Section 5.2(b) of the Agreement.

“Orion Voting Agreements” has the meaning set forth in the Recitals.

“Outstanding Lease Obligations” means all liabilities and other obligations of Orion whenever arising pursuant to that certain Lease Agreement, dated May 22, 2015 by and between Nine Fourth Avenue LLC and Orion, as amended from time to time, in each case including any liabilities or obligations that relate to the assignment or early termination of such leases and obligations that survive such termination.

“Party” or “Parties” means Orion, Merger Sub and the Company.

“Permit” means any franchise, authorization, approval, Order, consent, license, certificate, permit, registration, qualification or other right or privilege.

“Permitted Encumbrances” means (i) Encumbrances for Taxes or other governmental charges, assessments or levies that are not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Encumbrances, and (iii) Encumbrances and other conditions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property leased by the Company or its Subsidiaries and being transferred to Orion or Merger Sub at Closing which are of record as of the date of this Agreement and the existence of which does not, and would not reasonably be expected to, materially impair use and enjoyment of such real property, and (iv) with respect to Leased Real Property only, Encumbrances (including Indebtedness) encumbering the fee title interested in any Leased Real Property which are not attributable to the Company or its Subsidiaries.   Notwithstanding the foregoing, any Encumbrances for Indebtedness of the Company or its Subsidiaries as of the Closing will not be a Permitted Encumbrance.

“Person” means any individual, corporation, firm, partnership, joint venture, association, trust, company, Governmental Authority, syndicate, body corporate, unincorporated organization, or other legal entity, or any governmental agency or political subdivision thereof.

“PHSA” has the meaning set forth in Section 2.12(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proxy Statement” has the meaning set forth in Section 5.1(a).

“Registration Statement” has the meaning set forth in Section 5.1.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“Representatives” means the directors, officers, employees, Affiliates, investment bankers, financial advisors, attorneys, accountants, brokers, finders or representatives of the Company, Merger Sub, Orion or any of their respective Subsidiaries, as the case may be.

“Response Date” has the meaning set forth in Section 1.7(b).

“Retention Plan Payments” means the payments to be paid to the individuals set forth on the Orion Disclosure Schedule pursuant to the Retention Agreement by and between Orion and such individual dated as of May 3, 2018.  Pursuant to Section 1 of each of the Retention Agreements, each individual is entitled to receive a cash payment equal to a percentage of the Orion Transaction Value (as defined below), as set forth on the Orion Disclosure Schedule, either (i) promptly following the Closing or (ii) the earlier of (A) immediately upon the termination of employment without cause or for good reason within one year of the Closing or (B) upon the sixth month anniversary of the Closing if the individual is employed by Orion on such date, as applicable.  The “Orion Transaction Value” is the product of the number of shares of Orion Common Stock outstanding immediately prior to the Closing and the closing price of the Orion Common Stock on the date of Closing. For purposes of the calculation of “Net Cash” and “Orion Transaction Expenses” and only for such purposes, the Retention Plan Payments shall be calculated as of the Delivery Date and the price per share of Orion Common Stock for purposes of such calculations shall be based on the daily volume weighted average price of the Orion Common Stock on the Nasdaq market for the three (3) preceding Business Days.  Retention Plan Payments for purposes of this Agreement shall only be calculated once and there shall not be any adjustment in the calculation of the Retention Plan Payments (either up or down) based on any changes in the price per share of Orion Common Stock between the Delivery Date and the Closing.  For the avoidance of doubt, the actual Retention Plan Payments to be paid to the individuals set forth on the Orion Disclosure Schedule shall be calculated pursuant to the terms of the applicable Retention Agreement.  For example, if the daily volume weighted average price of the Orion Common Stock on the Nasdaq market for the three (3) Business Days preceding the Delivery Date is equal to $1.00 and the number of shares of Orion Common Stock outstanding immediately prior to the Closing is equal to 35,789,006, the “Orion Transaction Value” for purposes of this Agreement, and only for purposes of this Agreement, shall equal $35,789,006.

“Reverse Stock Split” has the meaning set forth in Section 5.15.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholder Notice” has the meaning set forth in Section 5.2(a)(v).

“Subscription Agreement” means the Subscription Agreement attached hereto as Exhibit E, among the Company and the Persons named therein, as amended or modified from time to time, pursuant to which such Persons have agreed to purchase the number of shares of Company Common Stock set forth therein in connection with the Company Pre-Closing Financing.

“Subsequent Transaction” shall mean any Company Acquisition Proposal or Orion Acquisition Proposal, as applicable, (with all references to twenty percent (20%) in the definition of Company Acquisition Proposal or Orion Acquisition Proposal, as applicable, being treated as references to 50% for these purposes).

“Subsidiary” or “Subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all taxes, , including, without limitation, taxes based upon or measured by income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security (or similar), unemployment, disability, occupation, premium, windfall, use, service, service use, license, net worth, payroll, pension, franchise, environmental, severance, transfer, capital stock and recording taxes and governmental charges in the nature of a tax, imposed by the IRS or any other Taxing Authority (whether domestic or foreign including, without limitation, any state, county, local, or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined, or any other basis; and such term shall include any interest, fines, penalties, or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, whether disputed or not,.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Tax Return” means any report, return, document, declaration, election, schedule or other information or filing, or any amendment thereto, required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration, or other information.

“Third Party Intellectual Property” has the meaning set forth in Section 2.9(f).

“Transfer Taxes” has the meaning set forth in Section 5.10(d).

“Voting Agreements” has the meaning set forth in the Recitals.

“WARN Act” has the meaning set forth in Section 2.15(b).